U.S. SECURTIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549




                                   FORM 10-SB




                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                     OR 12(G) OF THE SECURITIES ACT OF 1934



                      AMERICAN NORTEL COMMUNICATIONS, INC.
                      ------------------------------------
                                (NAME OF ISSUER)


     WYOMING                    87-1507851
     -------                    ----------
          (STATE  OF  INCORPORATION)          (IRS  EMPLOYER IDENTIFICATION NO.)


             7201 E CAMELBACK ROAD, SUITE 320, SCOTTSDALE, AZ  85251
             -------------------------------------------------------
               (ADDRESS  OF  PRINCIPAL  EXECUTIVE  OFFICES)


                                  480-945-1266
                                  ------------
                            (ISSUER'S TELEPHONE NO.)


SECURITIES  TO  BE  REGISTERED  UNDER  SECTION  12(B)  OF  THE  ACT:
     NONE


SECURITIES  TO  BE  REGISTERED  UNDER  SECTION  12(G)  OF  THE  ACT:

                                        CLASS  A  COMMON  STOCK






                                     PART I

ITEM  1.          DESCRIPTION  OF  BUSINESS

OVERVIEW

     American Nortel Communications, Inc. ("ANC" or "Company") is a reseller of 1-Plus and 1-800 long-distance telecommunications services. ANC resells it to customers and buys and leases long distance telephone time from other long distance carriers. The Company's volume of sales grew substantially in the fiscal year ended June 30, 1998 ("Fiscal 1998") and ANC became profitable during fiscal 1998. The volume of sales has continued to increase at a substantial rate during the first three quarters of its fiscal year ended June 30, 1999 ("Fiscal 1999").

     ANC resells long distance telephone services to both small business and residential customers. As a reseller it purchases or leases long distance time from other carriers and resells that time to others. To a large extent, ANC's profitability is dependent upon the spread between its cost per minute and the amount it charges its customers. In addition to the cost of long distance time it purchases ANC's major expenses are telemarketing and other sales and marketing expenses. ANC out-sources its marketing efforts to telemarketers and it pays those telemarketers a contracted amount for each new customer obtained. The Company does not direct-bill its customers, but rather utilizes the Local Exchange Carriers (LEC) which provide local area telephone service to the Company long-distance customers, for billing and collections. LECs receive a fee based upon a certain percentage of amounts collected. Management believes that the practice of billing through LECs has substantial advantages since it increases the likelihood and promptness of collections.

ANC's method of operations has certain advantages and disadvantages. It substantially reduces its out-of-pocket expenses of such things as capital, equipment costs, rent and salaries. But it also makes ANC dependent upon the performance of others whom it does not control, and upon its ability to contract for such services at a reasonable price as compared to the price ANC can charge its customers. With regard to its cost of obtaining long distance time, there is presently a surplus of lines and capacity held by carriers who sell long distance usage time to ANC on a bulk basis, and ANC believes that such surplus will continue in the foreseeable future.

Competition

The long distance telephone industry is intensely competitive. There are many large and small competitors in the industry, many of which share the same target market as ANC. Many of the Company's competitors have much larger resources, and are more established and have a larger customer base than ANC. There are also a large number of resellers in the market competing for the same customers that the Company seeks. Many of the resellers operate in a manner similar to ANC. Competition among resellers and other providers of long distance services generally are conducted on the basis of price. Prices have been decreasing over the last several years, sometimes dramatically, for a variety of communication services. Customers have become more sophisticated and price conscious. They are likely to switch services when new competitor communication packages become available, and switching from one service provider to another typically has few, if any, cost implications for a customer. ANC constantly obtains new customers to replace its customer account attrition. Other sources of competition may be developing because of new offerings by telecommunication providers, such as cable television industry, internet telephony, and voice and data communication companies.

Regulatory  Background

     The Company and its industry are subject to regulations by the U.S. Federal Communications Commission (the "FCC").

The existing domestic long distance telecommunications industry was principally shaped by a 1984 court decree (the "Decree") that required the divestiture by AT& T of its 22 bell operating companies ("BOCs"), organized the BOCs under seven regional Bell operating companies ("RBOCs") and divided the country into some 200 Local Access Transport Areas or "LATAs." The incumbent local exchange carriers ("ILECS"), which include the seven RBOCS as well as Independent local exchange carriers, were given the right to provide local telephone service, local access service to long distance carriers and intra-LATA long distance service (long distance service within LATAS), but the RBOCs were prohibited from providing inter-LATA service (service between LATAs). The right to provide inter-LATA service was given to AT&T and the other interexchange carriers ("IXC"). Conversely, IXCs were prohibited from providing local telephone service.

     The Telecommunications Act (enacted on February 8, 1996) significantly altered the telecommunications industry. The RBOCs are now permitted to provide long distance service originating (or in the case of "800" service, terminating) outside the local services areas or offered in conjunction with other ancillary services, including wireless services. Following application to the FCC, and upon a finding by the FCC that the RBOC faces facilities-based competition and has satisfied a congressionally-mandated "competitive checklist" of interconnection and access obligations, an RBOC will be permitted to provide long distance service within its local service area, although in so doing it will be subject to a variety of structural and nonstructural safeguards intended to minimize abuse of its market power in these local service areas. Having opened the interexchange market to RBOC entry, the Telecommunications Act also removes all legal barriers to competitive entry by interexchange and other carriers into the local telecommunications market and directs RBOCs to allow competing telecommunications service providers, such as the Company, to interconnect their facilities with the local exchange network, to acquire network components on an unbundled basis and to resell local telecommunications services. Moreover, the Telecommunications Act prevents IXCs that serve greater than five percent of pre-subscribed access lines in the U.S., (which includes the nation's three largest long distance providers) from jointly marketing their local and long distance services until the RBOCs have been permitted to enter the long distance market or for three years, whichever is sooner. This provision of the Act is intended to give all other long distance providers a competitive advantage over the larger long distance providers in the newly opened local telecommunications market. As a result of the Telecommunications Act, long distance carriers will allow significant new competition in the long distance telecommunications market, but will also be afforded significant new business opportunities in the local telecommunications market.

     Legislative, judicial and, technology factors have helped to create the foundation for smaller long distance providers, such as the Company, to emerge as alternative long distance service. The FCC has required all IXCs to allow the resale of their services. In recent years, national and regional network providers have substantially upgraded the quality and capacity of their domestic long distance networks, resulting in significant excess transmission capacity for voice and data communications. The Company believes that, as a result of digital fiber optic technology and installation of fiber optic transmission networks, excess capacity has been, and will continue to be, an important factor in long distance telecommunications. The Company believes that resellers and the smaller long distance service providers represent a source of traffic such to carriers with excess capacity. Thus, resellers have become an integral part of the long distance telecommunications industry.

Industry  Evolution

     Resellers represent a paradox in the telecommunications marketplace. They are simultaneously a source of revenues to the major long distance providers and yet resellers represent a risk to the product quality, reputation and pricing of the major providers. Not only do long distance service resellers receive legal protection to compete with the network based major carriers, but also the resellers' sale of network based carrier, excess capacity represents a source of additional traffic for such carriers. The Company believes that the three major carriers and most regional carriers have a substantial excess telecommunication transmission capacity and that the constant technological and facility upgrading will continue, with resultant excess capacity in the carriers' network for the foreseeable future.

     Resellers exist primarily due to their ability to offer substantially discounted long distance toll rates, and increasingly, discounted calling card rates and other discounted services, to their prime target markets, which are small and medium sized businesses. The main target market for most resellers is not as profitable as other markets for wholesale or major carriers to serve and the major carriers have focused on the larger businesses, generally those who are currently paying less than $25,000 a month in long distance charges.

     Traditionally, many resellers originated as customer base groups or aggregators of customers, and their operations generally are marked by relatively low overhead and low capital investment in property, plant & equipment. Resellers often offer services that larger carriers are not prepared to offer, such as customized location billing, non-telecom billing services, international call-back, customized calling cards, multiple carrier service at single locations with single invoices, and split dedicated service. Although new entrants face some regulatory barriers, the costs of overcoming these are low. With low entry barriers, a significant portion of the telecommunications market is still open to significant competition on a price and service basis. To date, resellers have been able to quickly build sizable customer bases on marketing and telemarketing strengths. In many cases, rapid growth has strained some reseller's ability to manage their growing revenues and their general business enterprise. Therefore, their ability to attract capital to finance receivables, improve facilities and equipment, and develop management and systems infrastructure, will be the difference between resellers that survive as independent companies and those that are acquired or fail.

The Company believes that the major carriers and some of the regional carriers will continue to derive a portion of their revenues from their wholesalers and resale market sales, since resellers can currently serve their target market at a price that the major or regional carrier cannot or will not provide. The Company believes that opportunities for future growth of its business exists in high gross profit product/service area segments, including prepaid calling cards, international services, cellular and wireless services, video and data transmission, web-sight and internet-access, 800 number service, voice mail and electronic mail. As a result, the Company expects that the number of call minutes billed by resellers will continue to rise at an annual rate that, measured on a percentage basis, is substantially greater than the number of call minutes billed by the major carriers. Within the resale market as a whole, switchless resellers, such as the Company, appear to have experienced in recent periods a higher percentage growth than have facilities-based carriers in all the segments previously mentioned. However, more switchless resellers will become facilities-based as they acquire small companies and as their traffic increase in geographic zones, which will increase their ability to purchase or lease a switch. More traffic flowing in a given area would enhance a reseller's ability to make a switch economically viable and more profitable for that geographic zone. Should this trend continue, there would be substantially fewer resellers that are switchless in the next five to ten years.


Service  and  Products

     The Company offers a basic 1 plus and 800 long distance services. ANC success as a provider of these basic services depends significantly on the volume discounts it has been able to negotiate with its underlying carriers.

     The Company charges its customers on the basis of minutes or partial minutes of usage at rates which vary with the distance, duration, time of day of the call, and type of call. Rate charges for a call are not affected by the particular transmission facilities selected for the call transmission, but are affected by the type of call a user may select. All billing is done through the local exchange carrier ("LEC"). The Company offers a flat-rate long distance calling service throughout the United States; these providers' rates usually are the same per minute rate regardless of the call's origin or destination. Billing occurs in six-second increments.



Marketing  Strategy

     The Company intends to increase market share in each market it serves through the acquisition of strategic competitive firms providing value-added services to the core businesses of the Company. The Company is not presently a party to any acquisition agreement, nor has the Company completed any such acquisition. Marketing tactics will be employed to not only conserve resources, but to increase credibility and visibility in the targeted marketplace. Strategic planning to be used includes editorial coverage in industry specific media along with general interest publications.

     The Company plans to promote value-added services or product areas that will be the focus of the Company's marketing strategy. By providing customized systems and value-added services, the Company can also provide many of the regular long distance products that are tied into the system without excessively discounting the price of the long distance. However, a discount for the long distance will generally be used to promote the sale of long distance services along with the value-added products and services. To a large extent, ANC's profits are dependent upon the spread between its cost per minute and the amount it charges its customers. Telemarketing is a recurring expense and is its sales and marketing expense. ANC out-sources its marketing efforts to telemarketers and it pays those telemarketers a certain amount for each new customer obtained.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements in this report are forward looking statements that involve risks and uncertainties. Among the factors that could cause actual results to differ materially from those described in such forward looking statements are the following: the Company's ability to manage rapid growth; litigation; changes in regulations; competition in the long distance telecommunications market; the Company's ongoing relationship with its long distance carriers; dependence upon key personnel; subscriber attrition; the adoption of new, or changes in, accounting policies, practices, and estimates and the application of such policies, practices, and estimates; federal and state governmental regulation of the long distance telecommunications industry; the Company's ability to develop its own long distance network; the Company's ability to maintain, operate, and upgrade its information systems; and the Company's success in offering additional communications products and services.

     In the quarter ended March 31, 1999, the Company provided long distance service as a reseller, principally to individuals and small businesses. The Company has been able to target markets that have high volume calls and international calls. International calling represented 47% of the Company's revenues during the quarter ended March 31, 1999. The Company has experienced an increase in competition domestically in market pricing, and is currently seeking joint ventures and investment acquisition opportunities to curtail the effects of cost competition in the domestic resale market.

On April 23, 1999, the Company invested and purchased for the achievement of investment and acquisition goals 1,000,000 shares of Dauphin Technology, Inc.
(DNTK). The acquisition price was $635,000. Dauphin Technology is a manufacturer of laptop computers and components.

Results  of  Operations

Quarter  Ended  March  31,  1999  Compared  to  Quarter  Ended  March  31, 1998.

     Revenues for the quarter ended March 31, 1999 increased to $4,622,597 from $1,467,227 during quarter ended March 31, 1998. The increase in revenue is from the continued growth of the basic 1 Plus and 800 long distance service, and an increase in international long distance calling. The Company has purchased new accounts and has increased the Company's customer base through the use of outside telemarketers, which in turn, has significantly increased revenues. The Company has also increased its market share in large call volume areas and has concentrated on international calling which has higher profit margin, and which is not being directly affected by the intense competition in the U.S. domestic long distance market.

     Selling expenses for the quarter ended March 31, 1999 increased to $371,672 from $32,656 during quarter ended March 31, 1998. The increase was principally the result of expended telemarketing, which is the Company's primary means of attracting new customers. The Company has increased its telemarketing campaign to build its customer base.

     General and administrative expenses for quarter ended March 31, 1999 increased to $262,892 from $223,345 during quarter ended March 31, 1998. The increase was principally due to the Company's commencement of a cash salary for the CEO, who previously was paid stock for services. The Company also increased its customer service base to provide a bi-lingual assistance to non-English speaking customers. The Local Exchange Carrier (LEC) has been continually increasing the cost of wholesale traffic and the Company anticipates that this trend will continue.

     Interest expense for the quarter ended March 31, 1999 decreased to $13,500 from $32,996 during quarter ended March 31, 1998. The decrease in interest expense was a result of lower debt outstanding.

     Net earnings for the quarter ended March 31, 1999 was $802,208, for $.06 per diluted shares, compared to $172,535, for $.02 per diluted shares for quarter ended March 31, 1998.


LIQUIDITY

     The Company has funded its working capital requirements primarily from cash provided by operating activities. Cash provided by operating activities for the quarter ended March 31, 1999 by $33,266. The principle source of revenue is generated from the sales of long distance service to the Company's customers.

Capital  Resources

     Cash flows used by investing activities was $22,078 for the quarter ended March 31, 1999. The Company continues to purchase additional computer equipment to upgrade and replace incompatible equipment to adhere to internal requirements for the Year 2000.

     Cash flows used for financing activities was $378,164 in the quarter ended March 31, 1999. This cash outflow was attributable to payment of $160,157 under loans to the control group. In addition, the Company has begun to pay down notes payable to unrelated third party on terms negotiated with note holders. During the quarter the Company paid $218,006 under note terms. The total amounts of notes negotiated are approximately $405,000. The notes paid represent pre-bankruptcy obligations from 1993, and were re-negotiated with pay off, default, and maturity provisions.


Year  2000

          The Company and its service provider utilize software, which truncates the year to a two-digit field. Accordingly, when the date passes the year 2000, errors may occur in the calculation and processing of data significant to the revenue recognition of the Company. The Company's management and Integretel
(IGT) service providers have taken steps to modify and upgrade equipment and software programs to be prepared for the Year 2000 conversions.

          The Year 2000 issue also affects the Company's internal systems including the Company's information technology (IT) and non -IT systems.
Currently the Company has purchased information systems internally to comply with the requirements for the Year 2000. Management currently believes that all material systems are compliant for the year 2000 and the cost to address the issues is not material. The Company's service provider IGT is complaint with Year 2000 readiness and has assured the Company that their information systems are Year 2000 complaint in all material effects.




NEW  ACCOUNTING  STANDARDS

     Statement of Financial Accounting Standards No. 128, "Earning Per Share" specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock. This statement requires the presentation of basic earnings per share and diluted earnings per share.

     Statement of Financial Accounting Standards No.129, "Disclosure of Information about Capital Structure" is intended to consolidate existing disclosure requirements into one publication to make them easier to apply. This new standard continues the requirement to disclose certain information about an entity's capital structure, as contained in other authoritative literature. The adoption of this standard requires no change in the financial statement disclosure requirements of the Company.

ACCOUNTING  STANDARDS  NOT  YET  ADOPTED

     Statement of Financial Accounting Standards No 130, "Reporting on Comprehensive Income" establishes standards for reporting and display of comprehensive income (all changes in equity during a period except those resulting from investments by and distributions to owners) and its components in financial statements. This new standard, which will be effective for the Company for quarter ended June 30, 1998, is not currently anticipated to have significant impact on the Company's financial statements based on the current financial structure and operations of the Company.

     Statement of Financial Accounting Standards No.131, "Disclosure about Segments of the Enterprise and Related Information" establishes standards for reporting information about operating segments in annual financial statements, selected information about operating segments in interim financial reports and disclosures about products and services, geographic area and major customers. This pronouncement will be required to be implemented in the year ended June 30, 1999 and may result in presenting more detailed information in the notes to the Company's financial statements.


ITEM  3.          DESCRIPTION  OF  PROPERTY

          The Company's offices are located in Scottsdale, Arizona. The Company leases 1700 square feet of office space on a month to month basis for approximately $25,000 annually. The Company is presently reviewing available office space in the Phoenix, Arizona metropolitan area, and expects to lease new office space in the near future. The Company has approximately ten full-time equivalent employees as of March 31, 1999.


ITEM  4.          SECURITY  OWNERSHIP  OF  OWNERS  AND  MANAGEMENT

     The following table sets forth information concerning ownership of ANC's voting securities by (i) all persons known by ANC to own 5% or more of ANC's voting securities, (ii) the sole Director and two officers of ANC, and (iii) the two officers and the sole Director as a group, as of March 31, 1999.

                                                    TOTAL
                                                    NUMBER OF
                                NUMBER OF           VOTING      % OF
                                COMMON              SECURITIES  VOTING
NAME                            SHARES OWNED        OWNED       SECURITIES
------------------------------  ------------------  ----------  -----------
EXECUTIVE OFFICERS AND
DIRECTORS:
------------------------------

     William P. Williams, Jr.   9,906,951(1)(2)(3)   9,906,951       65.40%
------------------------------  ------------------  ----------  -----------

     Eva Williams               9,906,951(1)(2)(3)   9,906,951       65.40%
------------------------------  ------------------  ----------  -----------


  Directors and Officers as     9,906,951(1)(2)(3)   9,906,951       65.40%
   a Group (2 persons)
------------------------------



5% SHAREHOLDERS:
------------------------------
     Wilcom, Inc.                       8,756,951    8,756,951       57.78%
------------------------------  ------------------  ----------  -----------

     Shelton Financial, Inc.              400,000      400,000        2.64%

       Eva Williams                       750,000      750,000        4.95%

(1) Includes 8,756,951 Common Shares owned by Wilcom, Inc., a Texas corporation that is wholly owned by Eva Williams, wife of William P. Williams, Jr., the sole director, CEO and president of ANC. By reason of Ms. Williams' ownership of Wilcom, Inc. the shares are included as beneficially owned by her and are also included as beneficially owned by Mr. Williams. See "Certain Relationships and Related Transactions."

(2) Includes 400,000 shares of voting common stock owned by Shelton Financial, Inc., a Texas corporation that is wholly owned by Mr. Williams, Jr.

(3) Includes 750,000 outstanding voting common shares owned by Eva Williams, wife of Mr. Williams, Jr. By reason of Ms. Williams' ownership of the voting common shares they are included as beneficially owned by her and are also included as beneficially owned by Mr. Williams.


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Directors  and  Executive  Officers

     Mr. Williams is the sole Director and sole Executive Officer of the Company certain information representing Mr. Williams, and his wife, Eva Williams, who is the only other officer of the Company, is set forth below:


Name                 Age  Position
-------------------  ---  ---------------------------------------------------------
W. P. Williams, Jr.   45  Chairman of the Board, Chief Executive Officer, President
-------------------  ---  ---------------------------------------------------------
Eva Williams          44  Secretary
-------------------  ---  ---------------------------------------------------------


     The Directors of the Company hold office until successors are duly elected and qualified. The background and principal occupations of the sole director and each officer of the Company are as follows:

     William P. Williams, Jr. has been the Chairman, Chief Executive Officer, and President of the Company since June of 1995. He oversees all operational functions of the Company. He has twenty years of diversified, senior level business experience. Mr. Williams came to the Company having served 12 years as President and Chairman of the Board of Shelton Financial, Inc. He has a B.A. Degree in Business and MBA from Baylor University. See "Certain Relationships and Related Transactions" and "Executive Compensation."

     Eva Williams, the Secretary of ANC, is the spouse of William P. Williams Jr., ANC's President, CEO and sole director. Eva Williams is the sole shareholder of Wilcom, Inc., the majority shareholder of ANC. See "Executive Compensation", and "Certain Relationships and Related Transactions".

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  EXCHANGE  ACT  :

     The Company is aware that all filings required of section 16(a) of the Exchange Act of Directors, Officers or holders of 10% of the Company's shares have not been timely and the Company has instituted procedures to ensure compliance in the future.

ITEM  6.          EXECUTIVE  COMPENSATION

     General.  Mr.  William  P.  Williams,  Jr.,  serves  as  the Company's sole
Director and Chief Executive Officer pursuant to a Management Services and Consulting Agreement between the Company and Wilcom, Inc., the Company's principal stockholder. Through December 31, 1998, the Company issued Common Shares to Wilcom in lieu of cash management fees. On January 1, 1999, the Board of Directors and Mr. Williams entered into an employment agreement pursuant to which Mr. Williams is paid an annual salary of $500,000 serving as Chief Executive Officer.

      The following table sets forth information concerning the compensation for the fiscal year ended March 31, 1999, of ANC's President and Chief Executive Officer, and the only other officer of ANC ("Named Officers"):


                                                                LONG  TERM
                                 ANNUAL  COMPENSATION          COMPENSATION
                             ---------------------------  ------------------------
                                                          Options       Other
Name and Principal Position  Year   Salary   Commissions  (Shares)   Compensation
---------------------------  ----  --------  -----------  --------  --------------
William P. Williams, Jr.           $125,000
President and CEO            1999                      -         -  $    90,000(4)
---------------------------  ----            -----------  --------  --------------

William P. Williams, Jr.     1998         -            -         -  $   340,000(1)
President and CEO
---------------------------

Eva Williams                 1998         -            -         -  $    37,750(3)
Secretary
---------------------------

(1)  Represents  the issuance of 1,000,000 shares of ANC restricted common stock valued at $.34 per share to Wilcom, Inc. pursuant to a Management Services and Consulting
Agreement,  under  which  Wilcom  provided the executive management and consulting services  of its president, Williams P. Williams, Jr., to ANC as Director, CEO and
president  of  the  Company  for  the  fiscal  year  ending  June  30,  1998.

(2)  Represents  issuance  of  500,000  shares of ANC restricted common stock valued at
$.15  per share to Wilcom, Inc. pursuant to the Management Services and Consulting
Agreement  for  the  fiscal  year  ended  June  30,  1997.

(3)  Represents the issuance of 250,000 shares of ANC restricted common stock valued at
$.15 per share (60% of market) to Ms. Williams as compensation for her services as
Secretary  of  the  Company  for the fiscal years ended June 30, 1998, 1997, 1996.

(4)        Represents shares issued on July 9, 1998 as compensation to Wilcom, Inc. for providing  the  management  and  consulting  services of Mr. Williams for the fiscal
     year  ending  June  30,  1999.


     ANC does not have a pension plan, retirement plan, profit sharing plan or similar existing benefits for its directors, officers, or employees.

     See "Certain Relationships and Related Transactions" for details regarding stock and warrants issued in prior periods.


ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     William P. Williams, Jr., ANC's President, CEO and sole director, is the spouse of Eva Williams, ANC's Secretary. Mr. Williams in his capacity as the Company's sole director, authorized all of the transactions set forth below on behalf of ANC, except the transactions that occurred on June 27, 1995, which were authorized by the prior directors of the Company. Mr. Williams is also president of Shelton Financial, Inc., a corporation wholly owned by him, and president of Wilcom, Inc., a corporation wholly owned by his spouse. Wilcom owns more than 10% of ANC's issued and outstanding voting shares.

     On June 27, 1995 the board of directors of the Company agreed to turn over management and control of the Company to Wilcom, Inc. for the purpose of reorganizing the Company and reestablishing the Company's business operations. In connection therewith, the directors resigned and William P. Williams, Jr. was elected as a member of the board of directors and was elected president of the Company. The former directors assigned their interest in an Amended Managers Agreement and an Earn-out Preferred Share Agreement between NorTel CCI, Inc., themselves and the Company to Wilcom, Inc., thereby transferring 3,300,000 shares of the Company's Preferred A Series One Preferred Stock, each share with one vote on all matters submitted to the shareholders, to Wilcom, Inc. and assuring Wilcom, Inc. voting control of the Company. NorTel CCI was controlled by the former directors. Further, NorTel CCI, Inc. assigned approximately
500,000 shares of common stock of the Company owned by it to Wilcom, Inc. On that same date, Wilcom, Inc. and the Company rescinded those agreements by mutual consent and canceled the 3,300,000 shares of Preferred A Series One Preferred Stock. Simultaneously ANC re-established, re-designated and re-issued 3,300,000 shares of Preferred A Series One Preferred Shares ("New Preferred") to Wilcom, Inc., each New Preferred entitled to one vote and convertible into one share of common stock at any time after the bid price for the Company's common stock has averaged more than $1.00 for thirty consecutive trading days on the NASDAQ OTC Bulletin Board.

          On July 1, 1995 ANC entered into a Management Services and Consulting Agreement with Wilcom, Inc. who engaged William P. Williams, Jr. to render services to ANC as Director, Chief Executive Officer and President for twelve months. The terms of the agreement provided for payment of 2,000,000 shares of ANC common stock and options to purchase another 2,000,000 shares at 100.25% of the closing bid price on July 1, 1995 (1/16th), exercisable through June 30, 1998. The shares and options delivered under the agreement were to be free trading shares registered under Form S-8.

          On July 16, 1995 the Board approved the issuance of 2,000,000 shares to Wilcom, Inc. as compensation for 1996. On May 13, 1996 the Board approved the issuance of 500,000 shares to Wilcom, Inc. as compensation for 1997. Since restricted stock was issued, the transaction price was recorded at $.15 per share (60% of the $.25 market price) giving effect to the trading restrictions on marketability.

          On May 15, 1996 the Board approved the issuance of 750,000 shares to Eva Williams as compensation for 1996. Since restricted stock was issued, the transaction price was recorded at $.15 per share (60% of the $.25 market price) giving effect to the trading restrictions on marketability. The Board subsequently determined that the stock would be issued as compensation for the three-year period 1996 - 1998 as compensation for her services as an officer of the Company.

          On July 10, 1997 the Board approved the issuance of 1,000,000 shares at $.34 per share to Wilcom, Inc. for management services rendered during fiscal 1998. Additionally, 3,300,000 shares were issued to Wilcom, Inc. in exchange for the 3,300,000 shares of new Preferred that were issued in June 1995.

          On July 9, 1998 the Board approved the issuance of 1,000,000 shares at $.09 per share to Wilcom, Inc. for management services rendered during fiscal 1999.


ITEM  8.                DESCRIPTION  OF  SECURITIES

          The Company has 50,000,000 shares authorized as class A voting common stock ("Common Shares"), of which shares were outstanding at June 30, 1999. The Company is also authorized to issue shares of preferred stock with such rights, preferences as the Board of Directors in its sole discretion may approve from time to time. At June 30, 1999, no shares of preferred stock were outstanding.


                                     PART II


ITEM  1.     MARKET  FOR  COMMON  EQUITY  AND  RELATED  SHAREHOLDER  MATTERS

     ANC's common stock is traded in the over-the-counter market, and quoted in the National Association of Securities Dealers Inter-Dealer Quotation System ("Electronic Bulletin Board") under the symbol "ARTM".

     The following table sets forth for the periods indicated the high and low bid quotations for the Company's Common Stock. These quotations are believed to represent inter-dealer quotations, without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.

At March 31, 1999, there were 15,153,785 shares of common stock of the Company outstanding.

                                  HIGH BID  LOW BID
FISCAL 1999

Quarter Ended March 31, 1999          1.25      .62

Quarter Ended December 31,1998         .16      .04

FISCAL 1998

Quarter Ended June 31, 1998            .59      .25

Quarter Ended March 31, 1998           .77      .48

Quarter Ended December 31, 1997        .94      .54

Quarter Ended September 30, 1997       .87      .37

FISCAL 1997

Quarter Ended June 30, 1997           1.37      .37

Quarter Ended March 31, 1997          1.12      .12

Quarter Ended December 31, 1996       1.31      .37

Quarter Ended September 30, 1996      2.37      .68


     The Company has never paid dividends on any of its shares. As a result of the large accumulated deficit, no payment of dividends may be paid until profits are earned. The terms of debt instruments do and will limit the payment of dividends on Common Stock. The Transfer Agent and Registrar for the Company is American Stock Transfer.

ITEM  2.          LEGAL  PROCEEDINGS

ANC  has  been  named  as  defendant  in  the  following:

CLIC International Corporation vs. W.P. & Eva Williams, d.b.a. ANC - The suit, claiming damages in an amount less than $30,000, is related to a barter trade of phone cards for light bulbs for the Fall Creek Inn, was filed during fiscal 1997. The suit is pending. The suit is discussed in Footnote 11 to the Company's financial statements included at Item 7 of this report ("the Financial Statements").

KPMG Peat Marwick vs. Certified Surety Group, Ltd. and ANC - The suit, claiming damages in the amount of $30,000 is for services rendered by KPMG related to its audit of the June 30, 1993 ANC financial statements. The suite is discussed in Footnote 11 to the Financial Statements.

Kendel  Corp.  vs.  ANC  -  The suit is discussed in Footnote 2 to the Financial
Statements, under the caption "Fall Creek Inn". The lessor repossessed the property on January 31, 1997 and filed suit for breach of contract and recovery of damages. A default judgment was initially entered, granting Plaintiff rent, possession and damages in excess of $3,000,000. A motion to set the default judgment aside was successful and there has been no appeal. The Court ordered that possession be permanently transferred to the Plaintiff leaving the Plaintiff in possession and full ownership, with ANC no longer having an interest in the property. The case is still pending on the issue of damages. Neither party has conducted discovery on the damage issue to date.

Lantern Bay, Inc. and Richmond Heights vs. ANC - The suit is discussed in Footnote 2 to the Financial Statements, under the caption "Palace View". The Lantern Bay portion of this suite was settled in Fiscal 1998 for $15,000 paid by ANC.

Records Retrieval vs. ANC - The suit is in Note 11 of the Financial Statements. The suit was settled in Fiscal 1998 for approximately $42,000 paid by ANC.

Hartzog Conger Cason vs. ANC - The suit is discussed in Note 9 of the Financial Statements. Between 1991 and 1992, ANC issued promissory notes in an aggregate amount of $675,000. ANC is delinquent on paying the principal and interest amounts due under the note terms. The note holders have filed suit against ANC and the surety company. Certain of the note holders have received judgment and others are pending. On April 7, 1998 a judgment was entered against ANC in favor of Herman Meinders and Marguerite Colton. The respective amounts of the judgments are $144,529 and $33,876, including interest at 9% per annum. The claim of Express Services is pending with no current trial setting. However, it is anticipated that judgment will be entered in favor of Express Services, Inc. for all amounts claimed due and owing. A claim on the Eason note has not yet been asserted but ANC anticipates that at some point suit will be filed and judgment will be established for all amounts (approximately $400,000) claimed due.

     In 1996, ANC was advised that the Securities Division of the Arizona Corporation Commission had begun an investigation of ANC. The Securities Division will neither confirm nor deny that an investigation is proceeding, and the Securities Division advised ANC that any investigation, which would be in the preliminary stages, would be kept confidential and not necessarily be any indicator of wrongdoing. ANC has had no further contact from the Division since November 3, 1997.

          In addition to the foregoing, ANC is a party to legal proceedings and other various claims and law suits in the normal course of its business which, in the opinion of the Companies management, are not individually or collectively material to its business.





LONG  DISTANCE  SERVICE  AGREEMENTS

          On December 9, 1996 ANC entered into a Billing Services Agreement (One Plus (1+)) with Integretel Incorporated ("IGT") whereby IGT would provide ANC telephone company billing and collection and associated services to the telecommunications industry. The agreement term is for two years, automatically renewable in two-year increments unless appropriate notice to terminate is given by either party. The agreement automatically renewed on December 9, 1998, as neither party had given notice of terminations prior to that renewal date. Under the agreement, IGT bills, collects and remits the proceeds to ANC net of reserves for bad debts, billing adjustments, telephone company fees and IGT fees. If either the Company's transaction volume decreases by 25% from the preceding month, less than 75% of the traffic is billable to major telephone companies, IGT may at its own discretion increase the reserves and holdbacks under this agreement. IGT is the only provider of this service to the Company.

     On December 19, 1996 ANC entered into a Master Agreement for Purchase and Sale of Accounts with IGT whereby IGT purchases accounts from ANC for a purchase price consisting of an advance component and a deferred component. The advance component, which is calculated by multiplying the estimated purchase price by the advance component percentage, is payable within ten days of receipt of the transaction batch pertaining to the purchased accounts. The deferred component is the differential of the amount actually collected by IGT and the advance component and is payable when the amount is determined. Except for the right of IGT to refuse to accept or reject acceptance of accounts and except for the right of IGT to charge back amounts to ANC under certain circumstances, the sale of accounts is without recourse and IGT assumes the full credit risk. Certain charge backs and fees are recourse obligations of ANC. IGT maintains both Non-recourse and Recourse accounts comprising the Combined account for ANC. The maximum purchase obligation of IGT to ANC was set at $700,000 when the agreement was entered into in December 1996. This amount was subsequently increased to $3,000,000 as of March 31, 1998.

     On January 9, 1997 ANC entered into a Carrier Transport Switched Services Agreement with LDC. In accordance with the agreement, ANC granted a security interest in certain assets of ANC which include all right, title, and interest in the customer lists, accounts receivable, customer and account contracts, and all rights relating to such contracts serviced by the agreement and all present and future accounts receivable attributable to such customer accounts including the proceeds of any sale, transfer or encumbrance thereof and all awards or payments related thereto. The security interest granted was documented in a Security Agreement between ANC and LDC on January 9, 1997.

     On April 24, 1997 ANC entered into a Reseller Agreement with Total Network Services, a division of Cable and Wireless. The agreement, which runs for an initial duration of 24 months, provides for minimum monthly payments for service of $10,000, $30,000 and $40,000 in the 2nd, 3rd and 4th months respectively after service initiation and $50,000 thereafter through the term of the agreement. Through June 30, 1998, the Company's actual utilization has exceeded the minimums. Total Network Services is currently the only provider of this service to the Company.

     Effective August 1, 1997 ANC entered into an agreement with Telesolutions ("TSN") to provide data processing services related to compiling call detail from carriers and submission of LEC billing data to Integretel. The agreement is for one year or until either party terminates with 120 days notice.

     On November 18, 1997 ANC entered into a service agreement with Accutel, Inc. whereby Accutel would acquire and provide LEC customers to ANC, which meet certain criteria as specified in the agreement. ANC would pay Career Communications for such verified customers a fee for 1,000 ANI's on an as needed basis.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

     On June 7, 1996 Crouch, Bierwolf & Chisholm ("Crouch Bierwolf"), Certified Public Accountants, of Salt Lake City, Utah, were engaged to conduct an audit of the financial statements of ANC for the fiscal years ended June 30, 1995 and 1994 (which accompanied its Form 10-KSB Annual Reports for the fiscal years ended June 30, 1994 and June 30, 1995, filed with the Securities and Exchange Commission on or about November 18, 1996). During the two most recent fiscal years and any interim periods preceding this engagement, ANC had not consulted Crouch Bierwolf regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on ANC's financial statements or any other financial presentation whatsoever, or any disagreement or reportable event with any former accountant.

     After completing the 1995 and 1994 audits, Crouch Bierwolf initiated the audit of the financial statements of ANC for the fiscal year ended June 30, 1996. On or about May 1, 1997 the audit was discontinued because of discussions and disagreements between ANC and Crouch Bierwolf with respect to the complexity of the audit resulting from certain barter transactions in which ANC had traded prepaid long distance time for various properties, the valuations of the properties acquired in those transactions, and difficulties Crouch Bierwolf had in staffing for audit field-work out of state. The decision to terminate the relationship was made by the Chief Executive Officer and President, who constitutes the sole member of the ANC Board of Directors. ANC has no audit committee. On May 1, 1997 Crouch Bierwolf sent a letter to ANC confirming that the client-auditor relationship had ceased. Subsequently, ANC approached Crouch Bierwolf about continuing the audit and informed Crouch Bierwolf that ANC accepted the method of valuation proposed by Crouch Bierwolf. However, ANC was informed that Crouch Bierwolf was unwilling to undertake further audit work because of the difficulties of staffing for audit fieldwork out of state.

     Other than the disagreements disclosed above, there were no disagreements between ANC and Crouch Bierwolf, whether resolved or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved, would have caused them to make reference to the subject matter of the disagreement in connection with their respective reports.

     Other than expressing substantial doubt about the ability of ANC to continue as a going concern, the reports of Crouch Bierwolf do not contain any adverse opinion or disclaimer of opinion, and are not qualified or modified as to uncertainty, audit scope or accounting principles.

     On July 31, 1997 Semple & Cooper, LLP ("Semple & Cooper"), Certified Public Accountants, of Phoenix, Arizona, were engaged to conduct an audit of the financial statements of ANC for the fiscal year ended June 30, 1996. Semple & Cooper initiated an audit of the financial statements of ANC for the fiscal year ended June 30, 1996 and continued until January 22, 1998 when ANC and Cooper & Semple terminated the client-auditor relationship by mutual agreement. During the two most recent fiscal years and any interim periods preceding this engagement, ANC had not consulted Semple & Cooper regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on ANC's financial statements or any other financial presentation whatsoever, or any disagreement or reportable event with any former accountant.

     On February 9, 1998 Semple & Cooper sent a letter to ANC confirming their resignation effective January 22, 1998. The reason for the termination was the complexity of the audit resulting from certain barter transactions in which ANC had engaged and difficulties Semple & Cooper had in staffing for the audit.

     There were no disagreements between ANC and Semple & Cooper, whether resolved or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved, would have caused them to make reference to the subject matter of the disagreement in connection with their respective reports.

     On March 2, 1998 LaVoie, Charvoz & May, P.C. ("LaVoie"), Certified Public Accountants, of Tucson, Arizona, were engaged to conduct an audit of the financial statements of ANC for the fiscal years ended June 30, 1998, 1997 and 1996. During ANC two most recent fiscal years and any interim periods preceding this engagement, ANC had not consulted LaVoie regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on ANC's financial statements or any other financial presentation whatsoever, or any disagreement or reportable event with any former accountant.

     All decisions to engage and/or terminate the relationships between ANC and Crouch Bierwolf, Semple & Cooper, and LaVoie were made by the Chief Executive Officer and President who constitutes the sole member of the Board of Directors. ANC has no audit committee.

     ANC failed to timely report these changes with the SEC on Form 8-K. These changes in accountants were reported on Forms 10-KSBs dated June 30, 1997, and June 30, 1998 respectively.


ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     Since July 1, 1997, the Company has issued a total of 5,300,000 Common Shares to Wilcom, Inc. in transactions which are exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) of that Act. Wilcom, Inc., is wholly -owned by Eva Williams, the Company's secretary. Ms. Williams is the wife of William P. Williams, the Company's sole director and Chief Executive Officer.

     Of the 5,300,000 Common Shares issued since July 1, 1997, 3,300,000 were issued in October 1997 upon the conversion of 3,300,000 shares of the Company's preferred stock. The remaining 2,000,000 Common Shares were issued pursuant to Management Services and Consulting Agreement between Wilcom and the Company, under which Wilcom provides to the Company Mr. William's services and the Company's sole director and CEO. 1,000,000 Common Shares were issued pursuant to the Management Services and Consulting Agreement on July 30, 1998, and 1,000,000 Common Shares were issued on July 9, 1998, in respect of services to be rendered during the fiscal year ending June 30, 1999.


ITEM  5.     INDEMNIDICATION  OF  DIRECTORS  AND  OFFICERS

     Section 16-10a-901 et seq. of the Utah Business Corporation Act authorizes indemnification of directors, officers, employees, fiduciaries and agents of the Company; allows the advancement of expenses of costs of defending against litigation; and permits companies incorporated in Utah to purchase insurance on behalf of directors, officers, employees, fiduciaries, and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statue. The Company's articles of incorporation provide for indemnification by the Company of its directors to the fullest extent permitted by the Utah Act, the Company does not currently carry directors and officers insurance covering its officers and directors.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed by the Securities Act and is therefore unenforceable.


FINANCIAL  STATEMENTS.

3RD  QUARTER  FISCAL  ENDED  MARCH  31,  1999

                                   AMERICAN NORTEL COMMUNICATIONS, INC.
                                       COMPARATIVE BALANCE SHEET
                                     AS OF MARCH 31, 1999 AND 1998
                                               UNAUDITED



                                                  ASSETS

                                                               1999                              1998
CURRENT ASSETS:
  Cash and Cash Equivalents                      $    287,832.55                       134,114.30
  Prepaid Expenses                                    726,935.25                       125,253.88
  Intangible Debt Issue                                16,200.00                        28,400.00
  Cable and Wirless                                            -                        68,638.13
  Accounts Receivable                               2,377,714.73                       427,681.82
                                                 ----------------                  ---------------

    TOTAL CURRENT ASSETS                                           $ 3,408,682.53                      784,088.13

PROPERTY AND EQUIPMENT:
  Telecommunications Property                           1,650.00                      1,650.00
  Equipment                                            98,675.18                     58,448.50
LESS: Accumulated Depreciation                        (19,119.13)                   (16,939.00)
                                                 ----------------                  ---------------
    TOTAL PROPERTY AND EQUIPMENT                                        81,206.05                       43,159.50

OTHER ASSETS:
  Investment Through Barter                                    -                     47,977.94
  Other Assets                                          6,666.94                     80,448.00
  Due to Related Party                                437,114.76                    158,669.69
                                                 ----------------                  ---------------
    TOTAL OTHER ASSETS                                                 443,781.70                      287,095.63
                                                                   --------------                   --------------

    TOTAL ASSETS                                                   $ 3,933,670.28                    1,114,343.26
                                                                   ==============                   ==============



                                                  LIABILITIES


CURRENT LIABILITIES:
  Trade Accounts Payable                            1,104,380.46                  439,488.83
  Trade Accounts Payable - Other                      410,327.00                  439,327.00
  Payroll Taxes Payable                                55,179.32                   19,878.52
  Notes Payable                                       620,000.00                  708,191.90
  Accrued Interest Payable                            291,801.50                  369,489.00
                                                 ----------------                  ---------------

    TOTAL CURRENT LIABILITIES                                        2,481,688.28                    1,976,375.25

LONG-TERM LIABILITIES:
  Converted Debentures                                 18,750.00                   93,750.00
  Unearned Phone Card Revenue                                  -                    4,429.30
                                                                              ---------------
    TOTAL LONG-TERM LIABILITIES                                         18,750.00                       98,179.30
                                                                   --------------                   --------------

    TOTAL LIABILITIES                                                2,500,438.28                    2,074,554.55



                                              STOCKHOLDERS' EQUITY


  Common Stock                                     21,920,002.00                    21,919,002.00
  Treasury Stock                                     (117,000.00)                     (270,000.00)
  Retained Earnings(Loss)                         (20,369,770.00)                  (22,609,213.29)
                                                 ----------------                  ---------------

    TOTAL STOCKHOLDERS' EQUITY                                       1,433,232.00                     (960,211.29)
                                                                   --------------                   --------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $ 3,933,670.28                    1,114,343.26
                                                                   ==============                   ==============

                                    AMERICAN NORTEL COMMUNICATIONS, INC.
                                           STATEMENT OF CASH FLOWS
                          FOR THE PERIOD ENDED MARCH 31, 1999 AND DECEMBER 31, 1998
                                                 UNAUDITED


                                                                              3RD QTR           2ND QTR
  CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income                                                             $ 802,208.23   $   655,616.96
    Adjustments to reconcile net income to net cash provided by operating activities.
      Depreciation and amortization                                            3,000.00         2,001.00

    (Increase) decrease in:
      Trade accounts receivable                                             (503,897.91)   (1,086,196.60)
      Prepaid expenses                                                        30,940.38      (432,851.22)

    Increase (decrease) in:
      Trade accounts payable                                                (273,765.75)      865,479.02
      Interest payable                                                       (67,187.50)       13,500.00
      Payroll taxes payable                                                   41,968.71         6,834.26
                                                                           -------------  ---------------
          NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                    33,266.16        24,383.42


  CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                      (22,078.40)       (9,973.17)
                                                                           -------------  ---------------
          NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                   (22,078.40)       (9,973.17)


  CASH FLOWS FROM FINANCING ACTIVITIES
    Gain on maturing note    NOTE 3                                          (81,000.00)               -
    Disposition of debt obligations                                         (112,006.50)               -
    Payment on notes payable                                                 (25,000.00)      (45,000.00)
    Loans from control group                                                (160,157.43)      (43,949.99)
                                                                           -------------  ---------------
          NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                  (378,163.93)      (88,949.99)
                                                                           -------------  ---------------

        NET INCREASE (DECREASE) IN CASH                                     (366,976.17)      (74,539.74)

        CASH AT BEGINNING OF PERIOD                                          654,808.72       729,348.46
                                                                           -------------  ---------------
              CASH AT END OF PERIOD                                        $ 287,832.55   $   654,808.72
                                                                           =============  ===============

                      AMERICAN NORTEL COMMUNICATIONS, INC.
                        COMPUTATION OF EARNINGS PER SHARE
                                    UNAUDITED


                                                    1999          1998
                                                 3RD QUARTER   3RD QUARTER
BASIC EARNINGS PER SHARE: NOTE 2

Common shares outstanding, beginning of period    15,153,785   14,237,016

Effects of weighting shares:
   Weighted common shares issued                  (1,082,627)  (3,202,769)
                                                -------------  -----------

Weighted average number of common shares          14,071,158   11,034,247
                                                =============  ===========
   outstanding

Net Income                                      $ 802,208.23   172,534.60
                                                =============  ===========

Earnings Per Share                              $       0.06         0.02
                                                =============  ===========


DILUTED EARNINGS PER SHARE: NOTE 2

Common shares outstanding, beginning of period    15,153,785   14,237,016

Effects of weighting shares:

   Weighted common shares issued                  (1,082,627)  (3,202,769)
                                                -------------  -----------
   10% Convertible Debentures                          5,844      314,613
                                                -------------  -----------

Weighted average number of common shares and
   common equivalent shares outstanding           14,077,002   11,348,860
                                                =============  ===========

Net Income                                      $ 802,208.23   172,534.60
                                                =============  ===========

Earnings Per Share                              $       0.06         0.02
                                                =============  ===========

                                AMERICAN NORTEL COMMUNICATIONS, INC.
                            COMPARATIVE STATEMENT OF INCOME AND EXPENSE
                           FOR THE PERIOD ENDING MARCH 31, 1999 AND 1998
                                              UNAUDITED


                                                   1999                            1998

                                        3RD QUARTER     YEAR TO DATE    3RD QUARTER     YEAR TO DATE
INCOME
  Airtime Income                      $4,622,597.17   11,880,424.06   $1,467,227.38   3,023,336.73


COST OF SALES                          3,361,703.14    8,542,558.21      985,196.57   1,982,799.52


GROSS PROFIT                           1,260,894.03    3,337,865.85      482,030.81   1,040,537.21

  SELLING EXPENSES                       371,671.59      694,164.01       32,655.67      86,441.98

  GENERAL & ADMINISTRATIVE               262,892.19      671,311.54      223,345.75     478,517.07
                                      --------------  --------------  --------------  -------------
    TOTAL EXPENSES                       634,563.78    1,365,475.55      256,001.42     564,959.05

    EARNINGS (LOSS) FROM OPERATIONS      626,330.25    1,972,390.30      226,029.39     475,578.16

OTHER INCOME (EXPENSE)
  Other Income                            98,006.50      179,225.32         (830.00)     (1,260.11)
  Gain on Maturing Note               NOTE 3              81,000.00
  Amortization Expense                            -               -      (19,668.80)    (35,245.90)
  Interest Expense                       (13,500.00)     (40,500.00)     (32,995.99)    (87,664.14)
  Interest Income                         10,371.48       13,277.87               -              -
                                      --------------  --------------  --------------  -------------
    TOTAL OTHER INCOME                   175,877.98      152,003.19      (53,494.79)   (124,170.15)

NET INCOME (LOSS)                     $  802,208.23    2,124,393.49   $  172,534.60     351,408.01
                                      ==============  ==============  ==============  =============



  COMMON VOTING SHARES                                   15,153,785                     14,237,016

NOTE  1:
--------

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to form 10-QSB. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows for all periods presented have been made. The results of operations for the three-month period ending March 31, 1999 are not necessarily indicative of the operating results that may be expected for the entire year ending June 30, 1999. These financial statements should be read in conjunction with the Company's June 30, 1998 financial statements and accompanying notes thereto.

NOTE  2:
--------

     Earnings per common share and common equivalent share are computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The 10% convertible debentures are considered to be common stock equivalents. Consequently, the number of shares issuable, assuming full conversion of these debentures as of the beginning of the fiscal year is added to the number of common shares. A fully diluted earnings per share is computed assuming conversion of all debentures.

NOTE  3:
--------

     It is probable that a gain contingency will result, and the amount of gain can be reasonably estimated. Management has elected to remove a maturing note payable to EF Waters Trust and any accrued interest payable.

NOTE  4:
--------

     Management is reevaluating the valuation of the net operating loss carryforwards generated in prior periods. Management is also in the process of calculating the deferred tax assets and considering the recording of the deferred tax assets generated from the net operating loss carryforwards.

FINANCIAL  STATEMENTS
AUDITED  FINANCIAL  STATEMENTS  YEAR  ENDED  JUNE  30,  1998

                          INDEPENDENT AUDITORS' REPORT


Board  of  Directors  and  Stockholders
American  Nortel  Communications,  Inc.
Scottsdale,  Arizona

We  have  audited  the  accompanying  balance  sheets  of  American  Nortel
Communications, Inc., (the "Company"), as of June 30, 1998 and 1997 and the related statements of operations, cash flows and stockholders' deficiency for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Nortel Communications, Inc. as of June 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Significant material contingencies exist as of June 30, 1998 and are more fully described in Note 11. Significant contingencies result from the issuance of common stock to the Company's management and other third parties, default on debt obligations, and the Company's delinquency in its public filings.

Commencing in fiscal 1996, the Company entered into numerous material barter transactions, described in Note 2, to acquire assets in exchange for long-distance telephone services. Additional transactions were entered into in fiscal 1997. During fiscal 1997, Company management rescinded these transactions. The effects of these transactions are identified on the balance sheet and on the statement of operations as gains and losses from discontinued operations.


/s/  LaVoie,  Clark,  Charvoz  &  May,  P.C.

Tucson,  Arizona
December  10,  1998

                             AMERICAN NORTEL COMMUNICATIONS, INC.
                                        BALANCE SHEETS


                                                                      As  of  June  30,
                                                              --------------------------------
ASSETS                                                                  1998             1997
------------------------------------------------------------  ---------------  ---------------
Current Assets:
Cash                                                          $      147,524   $       32,922
Trade accounts receivable - Note 3                                   551,194           54,961
Prepaid expenses - Note 4                                             95,913          136,761
                                                              ---------------  ---------------
          Total Current Assets                                       794,631          224,644

Property and Equipment, net - Note 5                                  37,328           22,768

Other Assets:
Advances  to control group,  net - Note 12                           163,020           14,370
Investments acquired through barter, net - Note 6                      6,667            6,667
Intangible assets                                                     16,200           28,400
                                                              ---------------  ---------------
          TOTAL ASSETS                                        $    1,017,846   $      296,849
                                                              ===============  ===============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
------------------------------------------------------------
Liabilities:
Current Liabilities:
Accounts payable                                              $      253,077   $      190,745
Disputed claims - Note 7                                             439,327          439,327
Accrued payroll taxes                                                  9,863           44,578
Accrued interest - Note 9                                            382,989          328,989
Notes payable - Note 9                                               695,000          850,000
                                                              ---------------  ---------------
          Total Current Liabilities                                1,780,256        1,853,639

Unearned Phone Card Revenues                                                           39,929

Convertible Debentures - Note 10                                      93,750          217,500
                                                              ---------------  ---------------
          TOTAL LIABILITIES                                        1,874,006        2,111,068

Commitments and Contingencies - Note 11

Stockholders' Deficiency - Note 13:
Preferred Stock, 3,300,000 shares issued and outstanding
  during 1997 and 0 shares outstanding during 1998                                    198,000
Common Stock, no par value; 50,000,000 shares authorized;
13,911,874 and 9,830,476 shares issued and 13,845,016 and
9,371,618 shares outstanding for 1998 and 1997, respectively      21,755,002       21,218,402
Accumulated Deficit                                              (22,494,162)     (22,960,621)
Treasury Stock                                                 (     117,000)   (     270,000)
                                                              ---------------  ---------------
          TOTAL STOCKHOLDERS' DEFICIENCY                       (     856,160)    (  1,814,219)
                                                              ---------------  ---------------
          TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY      $    1,017,846   $      296,849
                                                              ===============  ===============



   The accompanying notes are an integral part of these financial statements.

                      AMERICAN NORTEL COMMUNICATIONS, INC.
                            STATEMENTS OF OPERATIONS


                                                       Years  Ended  June  30,
                                                     ---------------------------
                                                        1998           1997
                                                     -----------  --------------
REVENUES:
---------------------------------------------------

Long-distance telecommunications                     $ 4,646,222  $     728,127

Cost of long-distance services                         2,285,216        689,660
                                                     -----------  --------------

          Gross Profit                                 2,361,006         38,467

EXPENSES:
---------------------------------------------------

Selling                                                  207,716        236,510
General and administrative                             1,574,193        340,917
Interest                                                 107,522        112,611
Other                                                      5,116
                                                     -----------  --------------

                                                       1,894,547        690,038
                                                     -----------  --------------

          INCOME (LOSS) FROM CONTINUING OPERATIONS       466,459   (    651,571)

Discontinued Operations:
Operating loss from discontinued operations                         (   300,990)
Gain from canceled phone cards                                        1,371,283
Loss on abandoned assets                                            ( 1,237,898)
                                                                  --------------

          Income (Loss) Before Income Tax Benefits       466,459   (    819,176)

Income Tax Benefits - Note 14

NET INCOME (LOSS)                                    $   466,459  $  (  819,176)
                                                     ===========  ==============

BASIC EARNINGS (LOSS) PER SHARE:
From Continuing Operations                           $      0.04  $       (0.07)
                                                     ===========  ==============

Net Earnings (Loss) Per Share                        $      0.04  $       (0.09)
                                                     ===========  ==============

Weighted Average Shares Outstanding                   11,026,781      8,903,364
                                                     ===========  ==============

DILUTED EARNINGS (LOSS) PER SHARE:
From Continuing Operations                           $      0.04  $       (0.07)
                                                     ===========  ==============

Net Earnings (Loss) Per Share                        $      0.04  $       (0.09)
                                                     ===========  ==============

Weighted Average Shares Outstanding                   12,440,294      8,903,364
                                                     ===========  ==============

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN NORTEL COMMUNICATIONS, INC.
                                            STATEMENTS OF STOCKHOLDERS' DEFICIENCY


                                                   Preferred  Stock            Common  Stock
                                               ------------------------  --------------------------   Accumulated    Treasury
                                                  Shares       Amount       Shares        Amount        Deficit       Stock
                                               ------------  ----------  ------------  ------------  -------------  ----------

Balances at July 1, 1996                         3,300,000   $ 198,000     8,769,500   $20,840,832   $(22,141,445)

Shares issued for cash                                                       272,000       244,301

Shares redeemed                                                                                                     $(300,000)

Shares tendered for stock sold                                                             (30,000)                    30,000

Shares issued for assets                                                      68,000        41,000

Shares issued to investment advisors                                          25,000

Shares issued for interest expense                                            58,546        57,069

Shares issued for convertible debentures, net                                178,572        65,200

Shares previously issued to related party, tendered for shares sold by ANC for $25,000, proceeds distributed to related party

Net loss                                                                                                 (819,176)
                                               ------------  ----------  ------------  ------------  -------------  ----------

Balances at June 30, 1997                        3,300,000   $ 198,000     9,371,618   $21,218,402   $(22,960,621)  $(270,000)

Shares issued for convertible debentures, net                                436,152       123,750

Shares issued for services                                                    60,000         1,200

Shares issued for management fees                                          1,000,000       340,000

Shares issued for interest expense                                            11,246         9,850

Shares issued for assets                                                      58,000        29,000

Amortization of debt issue costs                                                           (12,200)

Preferred stock converted to common             (3,300,000)   (198,000)    3,300,000       198,000

Treasury stock canceled                                                     (392,000)     (153,000)                   153,000

Net income                                                                                                466,459
                                               ------------  ----------  ------------  ------------  -------------  ----------

Balances at June 30, 1998                      $                         $13,845,016   $21,755,002   $(22,494,162)  $(117,000)
                                               ============  ==========  ============  ============  =============  ==========


   The accompanying notes are an integral part of these financial statements.



                              AMERICAN NORTEL COMMUNICATIONS, INC.
                                    STATEMENTS OF CASH FLOWS


                                                                     Years  Ended  June  30,
                                                                 ------------------------------

                                                                     1998            1997
                                                                 -------------  ---------------

CASH FLOWS FROM OPERATIONS
---------------------------------------------------------------
Net income (loss)                                                $    466,459   $   (  819,176)
Adjustments to reconcile net income (loss) to net
cash provided by (used for) operating activities:
Depreciation and amortization                                          96,294            8,000
Expenses paid with common stock                                       349,850           70,069
Loss on sale of assets                                                  5,875
Other gain from bartered phone cards                                                (  219,638)
Changes in assets and liabilities:
Trade accounts receivable                                            (496,233)     (    54,961)
Unearned phone cards                                                (  39,929)
Prepaid expenses                                                    (  17,943)          41,239
Accounts payable                                                       62,332      (    29,566)
Disputed claims                                                                        439,327
Accrued payroll taxes                                                 (34,715)          18,543
Accrued interest                                                       54,000           80,250
                                                                 -------------  ---------------
          Net Cash Provided By (Used For) Operating Activities        445,990     (    465,913)
                                                                 -------------  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
---------------------------------------------------------------
Purchase of property and equipment                                (    27,738)
Purchase of intangible asset                                                           (38,200)
                                                                 -------------  ---------------
          Net Cash Used For Investing Activities                  (    27,738)   (      38,200)
                                                                 -------------  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
---------------------------------------------------------------
Proceeds from issuance of notes payable                                                175,000
Proceeds from issuance of convertible debentures                                       292,500
Payments on notes payable                                            (155,000)
Loans from control group                                               48,500           68,200
Repayments to control group                                       (   197,150)   (      59,319)
Common stock issued for cash                                                           244,301
Treasury stock purchases                                                          (    300,000)
                                                                 -------------  ---------------
          Net Cash Provided By (Used For) Financing Activities       (303,650)         420,682
                                                                 -------------  ---------------

CASH AND CASH EQUIVALENTS
---------------------------------------------------------------
Increase (decrease) in cash                                           114,602       (   83,431)

Cash at beginning of year                                              32,922          116,353
                                                                 -------------  ---------------

Cash at end of year                                              $    147,524   $       32,922
                                                                 =============  ===============

Cash paid during the year for interest                           $     19,800   $
                                                                 =============  ===============


   The accompanying notes are an integral part of these financial statements.

AMERICAN  NORTEL  COMMUNICATIONS,  INC.
NOTES  TO  FINANCIAL  STATEMENTS
YEARS  ENDED  JUNE  30,  1998  AND  1997


1. NATURE OF OPERATIONS, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

NATURE  OF  OPERATIONS

The Company has existed in various forms since 1979 and has evolved from a mining exploration and development business to a telecommunications business. The Company has been known as American Nortel Communications, Inc. ("ANC") since 1992 and became a Wyoming corporation in 1993. ANC currently operates only in the telecommunications business, providing long distance telephone service as a reseller in combination with additional related services in the United States and a number of foreign countries.

Prior to September 14, 1994, ANC conducted almost all of its telecommunications business through NorTel Communications, Inc. ("NorTel-US"), a wholly owned subsidiary in Salt Lake City, Utah. All subsidiaries, including NorTel-US, were not active and were sold for nominal consideration or were dissolved.

On September 14, 1994, ANC and NorTel-US filed petitions under Chapter 11 of the U.S. Bankruptcy Code, under case numbers 948-24604 and 948-24605 respectively in the U.S. Bankruptcy Court, District of Utah, Central Division. ANC's bankruptcy proceeding was subsequently converted to a Chapter 7 proceeding and was thereafter dismissed on February 7, 1996. NorTel-US was sold June 27, 1996 for nominal consideration to an affiliate of former directors, leaving ANC as the sole surviving entity.

ANC's common stock was approved for listing on the Boston Stock Exchange effective June 22, 1994. However, it was delisted on January 20, 1996 for failure to meet maintenance requirements. The common stock had previously been listed for trading on the Vancouver Stock Exchange from September 18, 1980 until August 14, 1994. ANC's common stock is also traded in the over-the-counter market and is quoted under the NASDAQ symbol "ARTM".

The Company was dormant when ANC's current President, Chief Executive Office, and Board Chairman, William P. Williams, Jr. achieved control of the Company on June 27, 1995. On that day, the former officers and directors resigned and assigned their rights under certain agreements to Mr. Williams.

Subsequently, the Company has utilized various methods, including the infusion of capital, barter trading, and the establishment of ANC as a "LEC" billed long distance carrier to reestablish the financial viability of the Company. The Company attempted to use prepaid phone cards to barter for goods and services, not requiring the expenditure of cash. However, ANC encountered numerous difficulties with this strategy, which is largely responsible for the delays in filing the required financial statements with the Securities and Exchange Commission ("SEC").

THE  ANAHEIM  SPLASH

For a brief period of time in fiscal 1996, ANC owned the Anaheim Splash, a franchise of the Continental Indoor Soccer League (this league is no longer operating). The agreements and commitments entered into are further disclosed under the caption "Commitments and Contingencies" later in these notes.

SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

The accounting policies followed by the Company and the methods of applying those policies, which materially affect the determination of its financial position, results of operations, or cash flows are summarized below.

Cash and Cash Equivalents - The Company considers all highly liquid investments,
-------------------------
having a maturity of three months or less when purchased to be cash equivalents.

Revenue  Recognition  -  Phone  Card  Revenue  -  Generally  accepted accounting
---------------------------------------------
principles ("GAAP") require the deferral of revenue to match the future cost of providing service. Accordingly, deferred revenue from the prepaid phone cards which were bartered and sold and expiring within 18 to 24 months of issuance, is recognized as revenue when the units of time on the cards are used.

During the 1998 and 1997 fiscal years, management committed ANC to provide approximately 0 and 4,661,000 units of time, respectively. Committed units related primarily to barter trades. Committed units related to cash sales were nominal.

ANC issued approximately 0 and 8,897,000 units of time during 1998 and 1997, respectively. As units were issued, the liability for committed units was reduced and recorded as unearned revenues. Issued units could not be used until the Company activated the card PIN numbers. Cards were issued related to the barter transactions for which the PIN numbers were never activated.

As the issued and activated units were utilized, unearned revenues were reduced and recorded as earned revenues. Approximately 0 and 1,260,000 activated units were utilized during fiscal 1998 and 1997, respectively, resulting in generated revenues of $0 and $171,000 in 1998 and 1997, respectively. During 1997, the service was suspended and the related barter transactions rescinded by ANC management. As a good faith gesture, ANC agreed to provide limited service through another vendor until June 30, 1998. As of June 30, 1998 the program expired and was terminated with the service provider.
All remaining units in excess of those utilized in fiscal 1998, were recorded as gain at the end of fiscal 1997, since these revenues did not relate to service provided and originated from barter transactions which were rescinded during that year.

Revenue  Recognition  - Long-Distance Service - Revenue is recorded when service
---------------------------------------------
is rendered, which is measured when a long-distance call is completed and is recorded net of an allowance for certain revenues which the Company estimates will be refunded, rebated, uncollectable or unbillable.

Cost  Recognition  - Phone Card Units - Costs are incurred and recognized as the
-------------------------------------
units are utilized by the purchaser. Costs related to providing the recognized service revenues amounted to approximately $0 and $222,000, respectively, in 1998 and 1997. Production costs of unissued cards are not considered significant enough to record as a prepaid expense.

SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Marketing  Costs  -  Direct response marketing costs, primarily incurred through
----------------
contracted telephone solicitation of prospective accounts are deferred and amortized over the average life of the new accounts generated in subsequent periods, which is normally six months.

Income  Taxes  -  The  provision for income taxes includes deferred income taxes
-------------
resulting from temporary differences in the recognition of certain income and expense items for financial reporting purposes in different periods than for tax purposes. The Company calculates its income tax provision and deferred income taxes under SFAS 109.

The Company uses the flow-through method of accounting for investment tax credits.

Fair  Value  Of  Financial Instruments - The carrying amounts for cash, accounts
--------------------------------------
receivable, advances to control group, accounts payable and accrued liabilities approximate their fair value due to the short maturity of these instruments. The fair value of notes payable and convertible debentures are determined based on the Company's estimated current rates to enter into similar financial instruments. The Company has determined that the recorded amounts approximate fair value.

USE  OF  ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimated. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the collectibility of receivables, impairment of long -lived assets, estimated liabilities for litigation settlements and disputed claims, and the valuation allowance for deferred tax assets.

BARTER  TRADES

In December 1995, ANC began trading long distance phone time for other assets. The Company has recorded the trades at the lower of the wholesale price of $.15 per unit value or estimated net realizable value of the property received in the following exchanges.

FISCAL  1997  BARTER  TRANSACTIONS

2.     NON-MONETARY  TRANSACTIONS

Barter  Trade  for  Real  Estate  -  Grand  Cayman  Lots
--------------------------------------------------------
On May 3, 1996 Caribbean Realty Management, Ltd. agreed to accept 1,800,000 units of domestic long distance phone time for eight undeveloped lots on the Grand Cayman Island, valued at $270,000 at $.15 per minute. The units were to be ordered within 24 months of the agreement date and expire 18 months after the date the units were issued. Since no consideration had been given by ANC until fiscal 1997 it was recorded as a fiscal 1997 transaction.

ANC issued 1,170,000 minutes of domestic long distance credits during fiscal 1997 prior to discovery that the owner did not have satisfactory title to the property. As of the date the project was terminated, 630,000 minutes of committed long distance phone time had not been tendered. ANC sustained a loss on abandonment of $270,000 during 1997.

Barter  Trade  for  Real  Estate  -  Lantern  Bay,  Missouri  Condominiums
--------------------------------------------------------------------------
On June 18, 1996 Eddie Hunter agreed to accept 133,332 units of domestic long distance phone time for three condominiums in Lantern Bay, Missouri, valued at $215,000 at $.15 per minute plus assumed debt. The financing was to be in the form of a two-year lease/purchase agreement equivalent to the debt service on the underlying debt of approximately $195,000. Since no consideration had been given by ANC until fiscal 1997 it was recorded as a fiscal 1997 transaction.

ANC issued 133,332 minutes during fiscal 1997 prior to return of the property. During fiscal 1997, ANC returned the property. ANC issued 30,000 additional minutes for settlement of damages asserted by the owner. ANC sustained a loss on abandonment of $20,000 during 1997.

Barter  Trade  for  Real  Estate  -  Palace  View  Condos, Missouri Condominiums
--------------------------------------------------------------------------------
On June 26, 1996 Lantern Bay Condos, Inc. agreed to accept 440,000 units of domestic long distance phone time for three condominiums in Palace View Condos, Missouri, valued at $472,664 at $.15 per minute plus debt assumed. The financing was to be in the form of a two-year lease/purchase agreement, monthly payments equivalent to the debt service on the underlying debt of $406,664. Since ANC did not tender consideration until fiscal 1997 it was recorded as a fiscal 1997 transaction.

On June 28, 1996 ANC took possession of the property. ANC issued 440,000 minutes during fiscal 1997 prior to abandonment of the property. During fiscal 1997, the owner repossessed the property and filed suit for breach of contract and recovery of damages. The suit was dismissed without prejudice and ANC management subsequently settled the claim for $15,000. ANC sustained a loss on abandonment of $66,000 during 1997.

Barter  Trade  for  Real  Estate  -  Palace  View  Condos, Missouri Condominiums
--------------------------------------------------------------------------------
On June 26, 1996 Richmond Heights, Inc. agreed to accept 440,000 units of domestic long distance phone time for three condominiums in Palace View Condos, Missouri, valued at $430,893 at $.15 per minute plus assumed debt. The financing was to be in the form of a two-year lease/purchase agreement, monthly payments equivalent to the debt service on the underlying debt of $364,893. Since ANC did not tender consideration until fiscal 1997 it was recorded as a fiscal 1997 transaction.

On June 28, 1996 ANC took possession of the property. ANC issued 440,000 minutes during fiscal 1997 prior to abandonment of the property. During fiscal 1997, the owner repossessed the property and filed suit for breach of contract and recovery of damages. The suit was dismissed without prejudice but has not been refiled or settled. ANC sustained a loss on abandonment of $66,000 during 1997.

Barter  Trade  for  Real  Estate  -  Kentucky  lots
---------------------------------------------------
On June 14, 1996 Barter Systems, Inc. agreed to accept approximately 158,000 units of domestic long distance phone time for 17 undeveloped lots in Kentucky, valued at $23,700 at $.15 per minute. The title transfer was to take place when the units were delivered. Since ANC did not tender consideration until fiscal 1997 it was recorded as a fiscal 1997 transaction

ANC issued approximately 100,000 minutes during fiscal 1997 prior to return of the property. As of the date the property was returned, 58,000 minutes of long distance phone time remained unissued under the agreement. ANC sustained a loss on abandonment of approximately $24,000 during 1997.
Barter  Trade  for  Real  Estate  -  Kingman,  Arizona  Lots
------------------------------------------------------------

On June 26, 1996 the Equitas Group, Inc. agreed to accept 80,000 units of domestic long distance phone time for 18 five acre parcels of undeveloped land near Kingman, Arizona, valued at $12,000 at $.15 per minute. All units were to be ordered within 18 months of the agreement. Warranty title to the lots was to be conveyed upon delivery of the units. Since ANC did not tender consideration until fiscal 1997 it was recorded as a fiscal 1997 transaction

ANC issued 80,000 minutes during fiscal 1997 prior to abandonment of the property. ANC sustained a loss on abandonment of $12,000 during 1997.

Barter  Trade  for  Art
-----------------------
On March 15, 1997 Original Masterworks, Inc. agreed to accept 12,222,000 minutes of prepaid domestic long-distance service for 110 pieces of museum quality art. No minutes were issued and no art received under the agreement and ANC management terminated the transaction. According to ANC management, the deal was abandoned when the appraisal did not support the claimed value of the art.

Barter  Trade  for  Real  Estate  -  Ehrenburg,  Arizona  Land
--------------------------------------------------------------
On June 28, 1996 the Curtis Family Trust agreed to accept 1,250,000 units of domestic long distance phone time and 40,000 shares of ANC common stock for 20 acres of undeveloped land near Ehrenburg, Arizona, valued at $307,500 at $.15 per minute. The stock was to be freely tradeable by October 31, 1996 and ANC was to furnish additional shares (to bring the aggregate share value up to $120,000) if the price was less than $3 per share. Since ANC did not tender consideration until fiscal 1997 it was recorded as a fiscal 1997 transaction

ANC issued 1,250,000 minutes during fiscal 1997 prior to abandonment of the property. On September 25, 1996 ANC issued 40,000 restricted shares to the Zion Company (Curtis Family Trust). It also issued 28,000 additional shares in May 1997 in accordance with the agreement provisions. ANC sustained a loss on abandonment of $188,500 during 1997, net of $40,000 realized on sale of acreage.

FISCAL  1996  BARTER  TRANSACTIONS  SETTLED  IN  FISCAL  1997

2.     NON-MONETARY  TRANSACTIONS

Barter  Trade  for  Real  Estate  -  The  Fall  Creek  Inn
----------------------------------------------------------
On March 30, 1996 the Kendel Corp agreed to accept 8,888,889 minutes of long distance phone time for rights to the Fall Creek Inn in Branson, Missouri. ANC also signed a five-year lease commencing April 15, 1996 and expiring March 14, 2001. The lease required ANC to pay the underlying loan payments to the Mercantile Bank, which then were $20,069 per month. ANC also agreed to pay the real and personal property taxes, maintenance and improvements, utilities and insurance. Provided ANC was not in default on any rental payments, and, kept and performed all other covenants and obligations required ANC could exercise its option to purchase the property for the remaining principal and interest balance due on the loan.

On March 30, 1996 ANC took operating possession of the Inn. ANC issued 1,590,000 minutes of domestic long distance credits as of June 30, 1996 and an additional 4,066,000 minutes during fiscal 1997. ANC also advanced cash for operations and lease payments totaling $54,000 through June 30, 1996 and an additional $178,000 during fiscal 1997. During 1997, the lessor repossessed the property and this activity ceased. As of the date of the repossession, 2,477,000 minutes of long distance phone times were remained unissued under the agreement, with an additional 756,000 minutes unissued, which had been assigned by the lessor to a third party. It is management's contention that the return of the property to the owner effectively rescinded the obligation to supply the minutes as agreed upon.

The lessor repossessed the property on January 31, 1997 and filed suit for breach of contract and recovery of damages. A default judgment was initially entered, granting Plaintiff rent, possession and damages in excess of $3,000,000. A motion to set the default judgment aside was successful and there has been no appeal. The Court ordered that possession be permanently transferred to the Plaintiff leaving the Plaintiff in possession and full ownership, with ANC no longer having an interest in the property. The case is still pending on the issue of damages. See Note 7 for disputed claims resulting from this litigation.

The leasehold, recorded at $1,200,000, was reduced by amortization of $121,000 and $61,000 for 1997 and 1996, respectively, prior to abandonment of the property. A valuation reserve of has also been recorded to reduce the value to zero, which is the amount of the remaining balance of unissued time bartered on the transaction as of June 30, 1997.

Barter  Trade  for  Real  Estate  -  Pointe   Royale,  Missouri  Patio  Home
----------------------------------------------------------------------------
On April 10, 1996 Len D. Clayton agreed to accept 1,166,667 units of domestic long distance phone time for a patio home in Pointe Royale, Missouri, valued at $275,000 by ANC management. ANC also agreed to assume a loan of approximately $130,000 secured by the property. Title was to be transferred upon delivery of long distance units. Since ANC took possession, but not ownership, ANC was never legally named a creditor on the loan. The net investment of $145,000 has accordingly been recorded as a deposit on a realty transaction, which was subsequently forfeited.
On April 10, 1996, when ANC took possession of the property, it issued 391,000 minutes of domestic long distance credits. During fiscal 1997 ANC issued another 770,000 minutes.

During  fiscal  1997,  ANC  returned  the  property  to  the  owner.

A valuation reserve has been recorded to adjust the value to zero, which is the amount of the remaining balance of unissued time bartered on the transaction as of June 30, 1997.

Barter  Trade  for  Boat
------------------------
On April 22, 1996 CL Carr agreed to accept 88,889 units of domestic long distance phone time for a 1963 35 foot Cris Craft boat for a recorded value of $13,333 at $.15 per minute. A valuation reserve of $13,333 has been established as of June 30, 1997 to adjust the carrying value to the amount subsequently realized upon return of the asset.

Minutes  issued  are  included  in  the  Pointe  Royale minutes disclosed above.

Barter  Trade  for  Equipment
-----------------------------
On May 8, 1996 George La Goe agreed to accept 52,222 units of domestic long distance phone time and $2,000 cash for a tractor and other equipment. ANC issued 52,222 minutes of domestic long distance credits (including 22,222 issued to Barter Business Network) as of June 30, 1996 prior to abandonment of the property in fiscal 1997. An additional valuation reserve of $9,833 was recorded during 1997 to reflect the amount realized on subsequent abandonment.

Barter  Trade  for  Real  Estate  -  Ridgedale,  Missouri  lots
---------------------------------------------------------------
On June 5, 1996 Heritage West, Inc. agreed to accept 116,000 units of domestic long distance phone time for six undeveloped lots in Ridgedale, Missouri, valued at $17,400 at $.15 per minute. The units were to be ordered within 24 months of the agreement date and expire 18 months after the issue date. The deed was not assigned to ANC until July 1, 1996 and there is no evidence it was legally recorded. The minutes tendered in fiscal 1996 were recorded as a deposit on a realty transaction.

ANC issued 16,000 minutes of domestic long distance credits as of June 30, 1996 and an additional 63,000 minutes during fiscal 1997 prior to return of the property. As of the date the property was returned, 37,000 minutes of long distance phone time were still due the owner under the agreement, which have subsequently been issued. A valuation reserve was recorded to adjust the value to zero, which is the amount of the remaining balance of committed but unissued time bartered on the transaction as of June 30, 1997.

STOCK  TRANSACTIONS

The Company has entered into numerous transactions where it traded its stock for assets or services. These transactions are disclosed under the caption "Common Stock Issued".

3.     TRADE  ACCOUNTS  RECEIVABLE

The Company entered into a customer billing service and master agreement for purchase and sale of accounts with Integretel. See Note 11 COMMITMENTS AND CONTINGENCIES, Long Distance Service Agreements. Under these agreements, Integretel has advanced $1,188,134 and $112,147 at June 30, 1998 and 1997, respectively, for purchase of accounts without recourse. These advances have been netted against trade accounts receivable. Trade accounts receivables at June 30, 1998 have been reduced by an allowance for doubtful accounts of $32,000.

4.     PREPAID  EXPENSES

At June 30, 1998 prepaid expense consists mainly of unamortized deferred direct marketing costs.

At June 30, 1997 prepaid expenses consisted of prepaid compensation of $37,500 to the wife of the President, $71,261 of unamortized deferred direct marketing costs, and unamortized prepaid interest of $28,000.

5.     PROPERTY  AND  EQUIPMENT

Property  and  equipment,  at  cost,  at  June  30  consists  of:


                                1998     1997
                               -------  -------
Telecommunications equipment   $ 1,650  $ 1,650
Other equipment and furniture   47,795   30,057
                               -------  -------
                                49,445   31,707
Less accumulated depreciation   12,117    8,939
                               -------  -------
                               $37,328  $22,768
                               =======  =======


Depreciation is calculated using the straight-line method over five to seven years estimated useful lives.

6.     BARTER  ACCOUNTS  AND  INVESTMENTS

Barter  Accounts
----------------
Barter accounts consist of phone cards placed with five barter groups, net of a valuation reserve of approximately $0 and $48,000 at June 30, 1998 and 1997, respectively, to reflect the subsequent loss on abandonment of these deposited amounts.

Investments  Acquired  Through  Barter
--------------------------------------
Investments acquired through barter consists of assets, discussed in Note 2, acquired in transactions which were not rescinded, but were later abandoned. The assets, all tangible personal property, are stated net of a valuation reserve of approximately $23,283 and $335,000 at June 30, 1998 and 1997, respectively

Investments  Acquired  Through  Barter,  Rescinded
--------------------------------------------------
Investments acquired through barter consist of the Fall Creek Inn leasehold and other deposits on realty transactions, discussed in Note 2, which were subsequently rescinded by ANC in fiscal 1997. These assets are stated net of accumulated amortization of $183,000 and a valuation reserve of $1,885,309 at June 30, 1997.
7.     DISPUTED  CLAIMS

The  liabilities  to  the following vendors are being disputed by ANC as of June
30:

                                       1998      1997
                                     --------  --------

Thomas & Quinlan                     $ 93,461  $ 93,461
E.A.I. Marketing                       14,000    14,000
On Target Marketing, Inc.              30,282    30,282
Records Retrieval, Inc.                48,138    48,138
CLIC International - Fall Creek Inn    23,000    23,000
Kendel Corporatin - Fall Creek Inn     40,088    40,088
Richmond Heights                       15,000    15,000
Electric Lightwave                    175,358   175,358
                                     --------  --------
Total disputed claims                $439,327  $439,327
                                     ========  ========

8.     BARTER  TRADE  COMMITMENTS

Barter trade commitments consist of the value of the committed but unissued long-distance units traded for various assets, discussed more fully in Note 2. During fiscal 1997 the remaining commitment, totaling $687,000, was offset against the rescinded barter assets in determining the net loss on abandonment.

9.     NOTES  PAYABLE

Convertible  Notes  Payable
---------------------------
9% convertible secured notes due December 31, 1996 with interest payable quarterly, convertible into common stock of ANC at $4.00 per share, with warrants (which expired December 31, 1995) to purchase up to 78,125 common shares at $4.00 per share, originally secured by guarantee bond (10% per annum) purchased from a surety company:

                                              1998      1997
                                            --------  --------
Herman Meinders                             $100,000  $100,000
Express Services, Inc.,
 formerly BancOklahoma Trust Company         450,000   450,000
Southwest Securities, Inc.(Gerald   Eason)    50,000    50,000
Marguerite Colton                             25,000    25,000

9% convertible secured notes due December 31, 1998 with quarterly interest payments, escalating to 18.2% in years 2 through 6, convertible into 6,000 shares of common stock of ANC at $5.00 per share, with warrants (which expired September 7, 1997) to purchase 6,000 common shares at $5.00 per share, originally secured by guarantee bond (10% per annum) purchased from a surety company:

Earle F. Waters, Trust                 25,000    25,000
EF Waters & Eleanor M Waters, Trust    25,000    25,000
                                     --------  --------
     Total convertible notes          675,000   675,000
Other notes payable described below    20,000   175,000
                                     --------  --------
                                     $695,000  $850,000
                                     ========  ========

On December 20, 1996 ANC entered into an agreement with Don Wittler, whereby Mr. Wittler would loan $20,000 to ANC. The loan would be made under terms of a one-year note with interest at 5% per month, payable monthly. Mr. Wittler received 5,000 shares of ANC common stock for entering into the agreement. The loan was repaid in its entirety in fiscal 1998.

On December 27, 1996 ANC entered into an agreement with John Lee, whereby Mr. Lee would loan $10,000 to ANC. The loan would be made under terms of a one-year note with interest at 5% per month, payable monthly. Mr. Lee received 1,000 shares of ANC common stock for entering into the agreement. The loan was repaid in its entirety in fiscal 1998.

During January 1997, ANC entered into a verbal agreement with a related party, whereby the party loaned $20,000 to ANC. The loan is for five years with a balloon payment including interest at 10%.

On February 10, 1997 ANC entered into an agreement with Glenn Crotts, where Mr. Crotts would advance up to $200,000 to ANC for the sole and only purpose of purchasing long distance customer accounts. The advances would be made under terms of a one-year, multiple advance note with interest at 10% per annum, payable monthly. The first advance of $50,000 on February 10, 1997 was to purchase accounts from Nortel, Inc. under terms of a contract dated January 29, 1997. The agreement provides that collections on billings for the accounts purchased would be collected by Integretel with the cash flow applied to interest and principal. Mr. Crotts received 30,000 shares of ANC common stock for entering into the agreement. Additionally, Wilcom pledged 500,000 shares of its ANC stock as security for the loan. The maximum amount advanced under the agreement was $100,000, which was repaid in its entirety in fiscal 1998.

On March 3, 1997 ANC entered into an agreement with H.R. Colvin, whereby Mr. Colvin would advance up to $100,000 to ANC. The advances would be made under terms of a one-year, multiple advance note with interest at 12% per annum, payable monthly. Mr. Colvin received 20,000 shares of ANC common stock for entering into the agreement. The maximum amount advanced under the agreement was $25,000, which was repaid in its entirety in fiscal 1998.

Accrued but unpaid interest on the above notes totaled $382,989 and $328,989 as of June 30, 1998 and 1997, respectively.

Settlement  of  Notes  and  Interest  on  Convertible  Notes  Payable
---------------------------------------------------------------------
ANC is delinquent on paying the principal and interest amounts due under certain promissory note terms. The note holders have filed suit against ANC and the surety company. On April 7, 1998 a judgment was entered against ANC in favor of Herman Meinders and Marguerite Colton. The respective amounts of the judgments are $144,529 and $33,876 including interest at 9% per annum.

A judgment in favor of Express Services, Inc. for all amounts claimed due and owing was granted in September 1998. A claim on the Eason note has not yet been asserted but ANC counsel anticipates that at some point suit will be filed and judgment will be established for all amounts claimed due.

The Court determined that interest is payable at the 9% rate specified in the agreement without penalty. ANC is attempting to negotiate the retirement of the other notes.

10.     CONVERTIBLE  DEBENTURES

In March 1997, the Company marketed $230,000 principal amount convertible redeemable debentures due March 1, 2000. Interest was 10% per annum on the face payable monthly in advance and was payable in cash or in stock at the Company's discretion. The debentures were convertible at any time commencing after 45 days into shares of the Company's common stock at a price equal to the lower of 70% of the closing bid price of the stock immediately preceding closing or 70% of the closing bid price of the stock immediately preceding the date the Company received the conversion notice from the debenture holder.

The  Company  successfully placed the $230,000 debenture with Canadian Advantage
LP, Thomson Kernaghan & Co, Ltd, the general partner. The debenture, dated April 8, 1997, resulted in the receipt of $201,500 net funds. The debenture did not provide for issuance at a discount. The difference between the face amount and the net funds received was for a 12% ($28,500) finders fee paid to Select Capital. In accordance with the conversion provisions and the provisions of Regulation S of the Securities Act of 1933, the general partner requested conversion of $75,000 to common stock on May 30, 1997 at $.42 per share, $80,000 on July 7, 1997 at $.28125 per share and $75,000 on August 7, 1997 at $.2429.
The Company honored the May 30 and July 7 conversions issuing a total of 483,341 shares which included 9,838 shares for interest totaling $3,047. The August 7 conversion had not yet been honored by the Company at June 30, 1998, leaving a remaining debenture balance of $75,000 plus accrued interest. The conversion was honored on August 19, 1998 issuing of total of 308,769 shares totaling $75,000 plus accrued interest.

Under this offering, a Netherlands entity, De Affiliatie B.V., subscribed to debentures totaling $62,500, for which the Company received net proceeds totaling $44,000 on May 29, 1997. The proceeds received less than the 80% were for a finders fee of 12% ($6,000) paid to Select Capital. In accordance with the conversion provisions and the provisions of Regulation S of the Securities Act of 1933, the investor requested conversion of $31,250 to common stock on July 17, 1997 at $.30 per share which was subsequently honored during fiscal 1998 by the Company resulting in the issuance of 104,167 shares of common stock. The remaining unconverted debenture balance is $31,250 plus accrued interest.

Also under this offering, a Swiss entity, EBC Zurich AG, subscribed to debentures totaling $12,500 for which the Company received net proceeds totaling $8,800 on April 28, 1997. The proceeds received less than the 80% were for a finders fee of 12% ($1,200) paid to Select Capital. In accordance with the conversion provisions and the provisions of Regulation S of the Securities Act of 1933, the investor requested conversion of $12,500 to common stock on June 23, 1997 at $.325 per share which was subsequently honored during fiscal 1998 by the Company resulting in the issuance of 29,762 shares of common stock. There is a disputed balance of 5,952 shares, which the investor claims is due based on a disputed differential in the conversion price per share.

The Company entered into an agreement with Select Capital to market the debentures. The agreement was mutually canceled by Select Capital and the Company for failure of the Company to provide current filings required by the 1934 Act and failure of Select to obtain sufficient sales of the debentures. Select was to receive common stock and warrants to purchase common stock in addition to a fee and expenses based on a percentage of funds received as a result of their efforts.

11.      COMMITMENTS  AND  CONTINGENCIES

LITIGATION

ANC  is  named  as  defendant  in  the  following  suits:

CLIC International Corporation vs. W.P. & Eva Williams, d.b.a. ANC - The suit, claiming damages in an amount less than $30,000 is related to a barter trade of phone cards for light bulbs for the Fall Creek Inn, was filed during fiscal 1997 and is recorded as a disputed claim. The suit is pending but accrued as of June 30, 1998 and 1997.

KPMG Peat Marwick vs. Certified Surety Group, Ltd. and ANC - The suit, claiming damages in the amount of $30,000 is for services rendered by KPMG related to its audit of the June 30, 1993 ANC financial statements. The amount, which is being disputed by ANC management, has been accrued as of June 30, 1998 and 1997.

Kendel Corp. vs. ANC - The suit is discussed in detail in Note 2, "Fall Creek Inn". The suit is pending.

Lantern Bay, Inc. and Richmond Heights vs. ANC - The suit is discussed in detail in Note 2, "Palace View". The Lantern Bay portion was settled in fiscal 1998 for $15,000 and properly accrued as of June 30, 1997.

Records  Retrieval  vs.  ANC  -  The  suit  is  discussed in detail below, "Long
Distance Service Agreements." The suit was settled in fiscal 1998 for approximately $42,000 but is still outstanding and has been accrued as of June 30, 1998 and 1997.

Hartzog Conger Cason vs. ANC - The suit is discussed in detail in Note 9, "Settlement of Notes and Interest". Certain of the note holders have received judgment and others are pending.

LONG  DISTANCE  SERVICE  AGREEMENTS

In March 1996, ANC entered into an Agreement with Vancouver Telephone Company ("VTC") whereby ANC provided long-distance services to VTC through its carrier, ELI. Through June 30, 1996 VTC had paid approximately $6,000 to ANC under the agreement and an additional $14,000 through November 1996. The fiscal 1996 revenue was greater than 10% of the revenues of ANC.

In  an attempt to generate new accounts ANC contracted with the following firms:

On October and November 1996, ANC entered into marketing agreements with Thomas & Quinlan ("T&Q"), E.A.I. Marketing ("EAI"), and On Target Marketing ("OTM"), d.b.a. Jones Boys, where these telemarketers agreed to provide ANC with telemarketing services.

On January 16, 1997 ANC entered into a Service Agreement with Records Retrieval, Inc ("RRI") to provide verification services for new accounts acquired by ANC's telemarketers at the greater of $2.25 each or 65% of the projected daily minimum. The agreement was for one year, automatically renewable from year to year unless proper notification is given by ANC to terminate the agreement.

LONG  DISTANCE  SERVICE  AGREEMENTS

The above vendors accumulated unpaid charges to ANC under these agreements. The amounts are disclosed above under the caption "disputed claims". ANC disputes these unpaid charges on the basis that the accounts generated under this telemarketing campaign resulted in an unacceptably high reject rate. However, on September 30, 1997, Records Retrieval obtained a judgment of $41,498 against ANC on their portion of the obligation. The judgment bears interest at 10% per annum and is payable in monthly installments of $3,648. Settlements with other vendors in this dispute have not yet been reached.

In approximately December 1996, ANC entered into a Sub-Reseller Agreement with LDC Telecommunications, Inc where LDC would provide telecommunications services to ANC.

On December 9, 1996 ANC entered into a Billing Services Agreement (One Plus (1+)) with Integretel Incorporated ("IGT") whereby IGT would provide ANC telephone company billing and collection and associated services to the telecommunications industry. The agreement term is for two years, automatically renewable in two-year increments unless appropriate notice to terminate is given by either party. Under the agreement, IGT bills, collects and remits the proceeds to ANC net of reserves for bad debts, billing adjustments, telephone company fees and IGT fees. If either the transaction volume decreases by 25% from the preceding month, or, less than 75% of the traffic is billable to major telephone companies, IGT may at its own discretion increase the reserves and holdbacks. Integretel is the only provider of this service to the Company.

On December 19, 1996 ANC entered into a Master Agreement for Purchase and Sale of Accounts with IGT whereby IGT purchases accounts from ANC for a purchase price consisting of an advance component and a deferred component. The advance component which is calculated by multiplying the estimated purchase price by the advance component percentage is payable within ten days of receipt of the transaction batch pertaining to the purchased accounts. The deferred component is the differential of the amount actually collected by IGT and the advance component and is payable when the amount is determined. Except for the right of IGT to refuse to accept or reject acceptance of accounts and except for the right of IGT to charge back amounts to ANC under certain circumstances, the sale of accounts is without recourse and IGT assumes the full credit risk. Certain charge backs and fees are recourse obligations of ANC. IGT maintains both Non-recourse and Recourse accounts comprising the Combined account for ANC. The maximum purchase obligation of IGT to ANC was set at $700,000 when the agreement was drafted. This was subsequently increased to $3,000,000 as of March 31, 1998.

On January 8, 1997 ANC entered into an agreement with the Furst Group, Inc., LDC and IGT whereby IGT would assign net proceeds from services provided by LDC on behalf of ANC customers to Furst. Under the agreement, 78% of the net proceeds were remitted to Furst and 22% to ANC. The agreement was terminated by ANC in July 1997. During the duration of the agreement ANC assigned a total of approximately $256,000 of its net proceeds to Furst. Furst has provided no accounting to ANC of these proceeds to determine if there are any amounts that are due ANC which would result from proceeds being withheld in excess of the cost of services provided by LDC and Furst.

On  January  9,  1997  ANC  entered  into  a Carrier Transport Switched Services
Agreement with LDC. In accordance with the agreement, ANC granted a security interest in certain assets of ANC which include all right, title, and interest in the customer lists, accounts receivable, customer and account contracts, and all rights relating to such contracts serviced by the agreement and all present and future accounts receivable attributable to such customer accounts including the proceeds of any sale, transfer or incumbrance thereof and all awards or payments related thereto. The security interest granted was documented in a Security Agreement between ANC and LDC on January 9, 1997.

On February 4, 1997 ANC entered into a Contract of Sale with Nortel, Inc. whereby Nortel sold to ANC 125,000 unprovisioned ANI's for $575,000. $50,000 was payable on February 15, 1997, $150,000 upon verification of long distance carrier receiving a total of 50,000 ANI's, and $375,000 upon verification of long distance carrier receiving a total of 75,000 ANI's. An addendum signed on the same day provides for payment of the first $50,000 to be made to Career Communications Corp. Nortel, Inc. signed a release and assignment to Career Communications Corp. related to the 125,000 unprovisioned ANI's. ANC management subsequently terminated this agreement as first ANI's were below ANC standards.

On April 24, 1997 ANC entered into a Reseller Agreement with Total Network Services, a division of Cable and Wireless. The agreement, which runs for an initial duration of 24 months, provides for minimum monthly payments for service of $10,000, $30,000 and $40,000 in the 2nd, 3rd and 4th months respectively after service initiation and $50,000 thereafter through the term of the agreement. Through June 30, 1998 and 1997 the actual utilization has exceeded the minimums. Total Network Services is currently the only provider of this service to the Company.

On  June  24,  1997  ANC  entered  into  a  Contract of Sale with Global Telecom
International, Inc. to purchase the GTI traffic base. ANC tendered 58,000 shares of common stock in January 1998 to consummate this transaction. On September 11, 1997 the agreement was amended from a price of $.34 per share to $.50 per share.

Effective August 1, 1997 ANC entered into an agreement with Telesolutions ("TSN") to provide data processing services related to compiling call detail from carriers and submission of LEC billing data to Integretel. The agreement is for one year or until either party terminates with 120 days notice.

On November 18, 1997 ANC entered into a service agreement with Accutel, Inc. whereby Accutel would acquire and provide LEC customers to ANC, which meet certain criteria as specified in the agreement. ANC would pay Career Communications for such verified customers a fee for 1,000 ANI's on an as needed basis.

LEASES

The Company has entered into lease obligations for office space for its corporate headquarters in Scottsdale, Arizona and its support center in Salt Lake City, Utah. The Scottsdale agreement, dated April 1, 1997 expired on March 31, 1998 and was extended for six months and now is on a month-to-month basis. The Utah agreement dated January 1996 expired on March 31, 1997. Under terms of the agreements ANC pays monthly rents totaled approximately $2,000. The Company paid rents of $25,000 and $24,000 during the 1998 and 1997 fiscal years, respectively.

As discussed above under the caption "Barter transactions", the Company entered into agreements to lease a hotel and other rental properties. The leases, which were for periods from two to five years, contained provisions to apply the lease payments to the purchase of the properties. These transactions were subsequently terminated by the Company resulting in forfeiture of its property interests. These terminations resulted in litigation with the lessors, which are further discussed under the caption "Barter Trades". Under these leases, rents totaling $161,000 in 1997 were paid prior to the forfeitures. Also, $15,000 was paid subsequent to 1997 for settlement of a default claim.

THE  ANAHEIM  SPLASH

As previously disclosed, ANC owned the Anaheim Splash for a brief period of time in fiscal 1996. ANC management entered into certain agreements in connection with this ownership. On February 16, 1996, ANC management entered into an agreement to acquire the franchise from the Continental Indoor Soccer League (the "CISL") which required, among other things, the placement of $400,000 worth of ANC common stock as a security deposit and $10,000 as an advance payment against the player compensation assessment. ANC tendered 400,000 shares of ANC common stock as payment for the security deposit. However, since the market price of the stock was less than the deposit agreement, the CISL has requested, through counsel, that additional shares be surrendered to them. Under terms of the agreement, there is a deferred league operating assessment of approximately $88,000 and additional player compensation assessments of $150,000. On March 1, 1996, ANC also entered into a ten-year lease agreement with the Arrowhead Pond. The lease terms include liquidated damages of $25,000 in the event of termination.

In approximately April of 1996, ANC assigned its rights under these agreements to Mr. Gary Sparks. ANC has no written agreement to substantiate this assignment. CISL counsel verbally confirmed that Mr. Sparks had indeed stepped into ANC's position and operated the team for approximately one year. CISL counsel also commented that Mr. Sparks did not assume any obligations that ANC may have incurred in connection with its ownership or termination of the above agreements. He also indicated that the CISL may move to liquidate the stock in settlement of any outstanding obligations. Presently, the CISL has made no attempt to liquidate the stock and ANC has requested its stock transfer agent to place a "stop transfer" notation in its stock register.

An analysis of the current market price of ANC stock indicates that a liquidation of the stock would most likely yield proceeds sufficient to satisfy the minimum commitments as specified in the agreements. In the event such proceeds are insufficient, the CISL could make additional assessment to ANC. Accordingly, ANC has fully reserved these deposits to reflect the anticipated loss on abandonment.

Although no litigation has resulted from termination of these agreements, CISL counsel could provide no assurance that such claim may be made in the future if the liquidated proceeds are insufficient.

ACTIONS  OF  THE  BOARD

Significant blocks of stock have been issued to officers and their affiliates as disclosed under the caption "Common Stock Issued". It is not possible to determine the effect, if any, of bringing current the required 1934 Act filings and the financial statements and disclosures contained therein, may have on the actions of current or former shareholders of the Company affected by these transactions.

EFFECTS  OF  DELINQUENT  FILINGS  ON  MARKET  ACTIVITY

The Company is delinquent in its filings under the 1934 Act. The last filing was the March 31, 1998 Form 10-QSB. Significant trading of ANC stock has occurred by both related and unrelated parties during the period subsequent to its filing. It is not possible to determine the effect, if any, of bringing current the required 1934 Act filings and the financial statements and disclosures contained therein, may have on the actions of current or former shareholders of the Company affected by these revisions.

EFFECTS  OF  PRESS  RELEASES  ON  MARKET  ACTIVITY

In an attempt to mitigate the effects of not providing current 1934 Act filings, ANC management has periodically announced certain information, which it believed, would be beneficial to shareholders. As a result of these press releases, market activity may have occurred, including the buying and selling of ANC stock by both related and unrelated parties. Certain information contained in press releases, based on information available to management at the time, contained information, which has been substantially revised through the audit process. Subsequent releases, containing the corrected information, have not yet been released to the public. It is not possible to determine the effect, if any, of bringing the required 1934 Act filings and the financial statements and disclosures contained therein, may have on the actions of current or former shareholders of the Company who made investment decisions based on those releases.

EFFECTS  OF  DELINQUENT  FILINGS  ON  RULE  144  AND  REG  S  STOCK  ISSUANCES

As discussed more thoroughly under "Capital Transactions", representation letters have been provided which contain assertions that the Company satisfied the current public information conditions contained in the 1933 Securities Act. The Company has been delinquent in its public filings but has attempted to keep the public informed through press releases while it makes a concerted effort to become current in its filings. Company Counsel is determining the factual issues of this matter and is currently unable to determine the materiality of violations, if any, or their impact on the financial statements of the Company.

INVESTIGATIONS

During 1997, the Company was advised that the Securities Division of the Arizona Corporation Commission had begun an investigation of the Company. The Division personnel will neither confirm nor deny that an investigation is proceeding. Such investigations, in the preliminary stages, are kept confidential and are not necessarily indicators of wrongdoing.


RISK  OF  COMPETITION  AND  REGULATION

The Company is operating in an extremely competitive market in which their customer base is subject to turnover resulting from solicitation by carriers offering lower rates. Additionally, carriers with higher volumes may be able to negotiate lower rates for the cost of their service provided which, in turn, can be passed on through a lower rate structure. Additionally, industry competitors may have a greater capital base to sustain them through periods of reduced prices.


RISK  OF  YEAR  2000  PROBLEMS

The Company and its service provider utilize software, which truncates the year to a two-digit field. Accordingly, when the date passes the year 2000, errors may occur in the calculation and processing of data significant to the revenue recognition of the Company. ANC management and the service provider are taking steps to modify these programs before any such problems are encountered. In the event they are not successful in their efforts, the revenue stream of the Company may suffer significant adverse effects.

Risk  from  Phone-card  Cancellations
-------------------------------------
As previously discussed, ANC management decided to not activate service on certain phone cards from barter trades. Additionally, they decided to suspend service on phone cards, which had been activated. As a result of a billing dispute with the carrier, service was suspended for approximately 6 months while ANC worked to establish service with another carrier. To mitigate the adverse reaction to cancellation of the cards, ANC management authorized service to all properly validated cardholders through June 30, 1998 at which time the service was finally terminated. Management believes that the validated claims of all cardholders have been satisfied by the above action and asserts that no additional claims have been made.

12.     RELATED  PARTY  TRANSACTIONS

On May 13, 1996 the Board approved the issuance of 500,000 shares to Wilcom, Inc. as compensation for 1997. Since restricted stock was issued, the transaction price was recorded at $.15 per share (60% of the $.25 market price) giving effect to the trading restrictions on marketability.

On  May  15,  1996  the  Board  approved  the  issuance of 750,000 shares to Eva
Williams as compensation for 1996. Since restricted stock was issued, the transaction price was recorded at $.15 per share (60% of the $.25 market price) giving effect to the trading restrictions on marketability. The Board subsequently determined that the stock would be issued as compensation for the three-year period 1996 - 1998 as compensation for her services as officer. This resulted in prepaid compensation of $37,500 as of June 30, 1997.

On July 10, 1997 the Board approved the issuance of 1,000,000 shares at $.34 per share to Wilcom, Inc. for management services. These shares were issued on October 29, 1997. On October 29, 1997 the Company issued 3,300,000 shares to Wilcom, Inc. in exchange for the 3,300,000 shares of convertible preferred shares issued in June 1995, as discussed above.

On August 13, 1998 the Board approved the issuance of 1,000,000 shares at $.09 per share to Wilcom, Inc. for management services rendered during fiscal 1999.

Flow  of  Funds  to  and  from  Williams/Wilcom/Shelton
-------------------------------------------------------
Eva Williams, the Secretary of the Company, is the sole shareholder of Wilcom, Inc., the majority shareholder of ANC. William P. Williams, the Company's President and CEO, is the spouse of Eva and the sole shareholder of Shelton Financial, Inc., also a shareholder of ANC. Williams, Wilcom and Shelton have all advanced funds to and received funds from ANC. They have also paid obligations on behalf of ANC. It is not practicable to segregate the flow of funds between these three entities and ANC and accordingly they are reported in the aggregate. The advances to and from this related group and ANC are reported in the cash flows statement.

13.     CAPITAL  TRANSACTIONS

PREFERRED  STOCK

As discussed above, the previously authorized, issued and outstanding Preferred A Series One Preferred Stock issued to former officers and directors was canceled, reestablished, redesignated and reissued to Wilcom, Inc. as Preferred A Series One Convertible, Preferred Stock. The stock has the relative rights, preferences and limitations as follows:

Dividends - The holders are entitled to dividends declared by the Board and are entitled to participate with the holders of Common Stock in any dividend distributions on a prorated basis.

Preferences on Liquidation - The holders are entitled to receive the residual assets on a prorata basis with the holders of the Common Stock.

Voting Rights - The holders are entitled to one vote for each share of Preferred Stock.

Conversion Rights - Each share is convertible at any time after the bid price for the Common Stock has averaged more than $1.00 for thirty consecutive trading days into one share of Common Stock.

Other Rights - The holders must approve certain expenditures, certain other preferred issuances, certain asset dispositions and mergers.


COMMON  STOCK  ISSUED

PROVISIONS  OF  RULE  144

Rule 144 of the Securities Act of 1933 allows for limited trading of a company's stock without registration provided that the Company and the shareholder comply with certain provisions. This is referred to as Rule 144 stock. The Rule requires that the shares bear a legend notifying the holder of the restriction, that the stock be held for at least two years if issued to an unrelated party and at least three years if issued to a related party. After the three-year period the related party could dispose of limited quantities of the stock restricted by the reported shares outstanding or the average trading volume of the shares. To remove the restrictive legend, the issuer is required to satisfy certain current public information conditions of Rule 144 (c).

The Rule was amended in 1997 to shorten the required holding periods from three to two and two to one years respectively and now "piggybacks" the calculation period from the date of first issuance by the Company.

RULE  144  RESTRICTED  SHARES  FOR  CASH

During  the  year  ended  June  30,  1997  ANC  sold restricted shares for cash:

    Shares   Range    Proceeds
----------  -------  -----------
FY97        272,000  $.25 - 1.00  $244,301

THE FOLLOWING MATERIAL "NON-MONETARY" TRANSACTIONS INVOLVED RULE 144 RESTRICTED ANC STOCK:




Date                           Description               Shares    Each    Total
------------------  ----------------------------------  ---------  -----  --------
September 25, 1996  Zion Company, payment on
                      Ehrenberg property                   40,000  $ .50  $ 20,000

February 5, 1997    John Lee, loan fee                      1,000   1.00     1,000

February 5, 1997    Don Whittler, loan fee                  5,000   1.00     5,000

March 4, 1997       Glenn Crotts, loan fee                 30,000   1.00    30,000

May 8, 1997         H.R. Colvin, loan fee                  20,000   1.00    20,000

May 13, 1997        MRG Enterprises, consulting fee        25,000    .75    18,750

May 13, 1997        Zion Company, additional payment
                      on Ehrenberg property                28,000    .75    21,000

August 6, 1997      Stephen Roberts, legal fees
                      per 1997 agreement                   60,000    .02     1,200

October 29, 1997    Wilcom, Inc. Preferred stock
                      Conversion (1996 agreement)       3,300,000    .06   198,000
                      Wilcom, Inc., 1998 mgmt fees      1,000,000    .34   340,000

November 20, 1997   Don Whittler, interest on loan         11,246    .70     7,872

January 21, 1998    Global Telecom, for purchase
                      of long distance accounts            58,000    .50    29,000

August 26, 1998     Wilcom, Inc. 1999 management fees   1,000,000    .09    90,000

In addition to the above, Wilcom also exchanged some of it's shares for payment of ANC obligations:

Date                      Description             Shares   Each    Total
--------------  --------------------------------  -------  -----  -------
July 16, 1996   Stock issued
                  for investor services           200,000  $ .30  $60,000
July 16, 1996   Stock issued
                  for investor services           300,000    .30   90,000
August 7, 1996  Stock issued to Herman  Meinders
                  for interest on note             10,000    .50    5,000

COMMON  STOCK  WARRANTS

On November 7, 1996 the Company entered into an agreement with J.R. Younker & Associates of Nova Scotia to expose the Company to key investment managers and dealers throughout the world. The agreement entitles Younker and other named parties to receive non-restrictive warrants for a total of 50,000 shares of ANC common stock at the average trading price for the last 20 days ($1.05). The warrants expire on November 7, 2001. Younker also received a commission on funds invested in the Company as a result of his efforts.

On December 19, 1996 the Company issued additional warrants under the above agreement with Younker at a price of $1.05 per share, expiring on January 19, 2001.

The Company also entered into an agreement with an individual to solicit investors. The agreement entitled the individual to purchase shares and receive a commission on funds invested in the Company as a result of his efforts.

TREASURY  STOCK  REPURCHASES

On August 21, 1996 ANC repurchased 66,858 shares of restricted ANC stock from Wilcom, Inc., the majority shareholder of ANC, for $117,000, or $1.75 per share which was the market price of free trading stock at that date.

On February 28, 1997 ANC purchased 60,000 shares of restricted ANC stock from Sherry L Jabour for $32,100 or $.535 per share. ANC was required to repurchase the shares as part of a settlement, constituting return of her original $30,000 investment plus 7% interest for one year. These shares were subsequently sold on April 25, 1997 for $30,000 without being transferred into ANC's name. Wilcom combined 40,000 shares of its restricted ANC stock as part of a 100,000 share transfer of restricted shares to other shareholders. $50,000 was deposited to ANC as payment for those shares by the respective shareholders and then paid to Wilcom.

On April 21, 1997 ANC purchased 292,000 shares of restricted ANC stock from John Busby for $128,000, or $.44 per share. Mr. Busby previously purchased the stock from Wilcom in August and September, 1997 for $146,000 or $.50 per share.

On April 21, 1997 ANC purchased 100,000 shares of restricted ANC stock from Jeff Holmes for $25,000, or $.25 per share. Mr. Holmes previously purchased the shares from ANC in June, 1997 for $25,000.

The above shares purchased from Busby and Holmes (392,000) were canceled on June 22, 1998 and reissued to ANC on July 15, 1998 in error and the Company is in the process of correcting this error.

PROVISIONS  OF  REGULATION  S

Regulation S of the Securities Act of 1933 allows issuance of unregistered shares to foreign investors. Prior to amendment of the regulations in 1997 the investor was required to hold the shares for at least 40 days before selling the shares on the US market. The shares were issued with restrictive legend. To remove the restrictive legend after the 40-day period, the issuer is required to satisfy certain current public information conditions.

During 1997 the regulation was amended, extending the holding period to conform to that required by Rule 144 and requiring the issuers to report the issuance of such shares.

REG  S  RESTRICTED  SHARES  ISSUED  FOR  CONVERTIBLE  DEBENTURES:

During the fiscal years ended June 30, 1998 and 1997 ANC issued restricted shares for convertible debentures and accrued interest:

      Shares     Range      Total
      -------  ----------  --------

1997  181,118  $      .42  $ 76,069
1998  436,152   .27 - .35   125,278

CONVERSIONS  OF  UNRESTRICTED  STOCK

During the years ended June 30, 1997 and 1998 various owners of ANC common stock submitted Forms 144 with respect to the conversion of at least 100,000 and 2,327,000 restricted shares of common stock, respectively. The Forms were accompanied by representation letters stating, among other things, that the Company satisfied the current public information conditions contained in Rule
144(c). ANC has been delinquent in its 1934 Act filings since the March 31, 1996 Form 10-QSB but has provided other contemporaneous information to the market through its press releases.

Factual issues relating to these matters have been referred by the Company to Counsel representing the Company at the time of these transactions for review and determination. At this time it has not been determined if any, or how many, or when, such restricted shares may have been sold in reliance upon Rule 144, or if such sales were made exclusively in reliance upon Rule 144. Until those facts are determined Counsel is unable to determine if any violations of the 1933 Securities Act were committed by the Company or the consequences of such violations to any sellers or the Company. Counsel is unable to assess the materiality of any possible violations or the financial impact of possible violations on the financial statements of the Company. As soon as a reasonable assessment of facts is made, should violations be indicated, the Company intends to make appropriate and necessary action to resolve these issues.

SALES  OF  WILCOM  UNRESTRICTED  SHARES

Wilcom, Inc., the majority shareholder, was issued restricted shares as discussed above under related party transactions. Wilcom has converted and sold 100,000 and 1,030,000 shares in fiscal 1997 and 1998, respectively, to freely trading shares which it believes to be within the holding period and other trading limitations required by Rule 144. These amounts are included in the disclosure in the preceding paragraph.

14.     PROVISION  FOR  INCOME  TAXES  AND  DEFERRED  INCOME  TAXES

There is no current or deferred tax expense or benefit for income taxes for the years ended June 30, 1998 and 1997. The Company utilized net operating loss carryforwards in 1998 and realized a net operating loss in 1997.

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, if appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss period. The Company has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

At June 30, 1998 the Company has unused net operating losses of approximately $10,900,000 expiring from 2009 through 2012. No deferred tax asset has been recorded as the Company has provided a valuation allowance in the full amount of the benefit until such time as deferred tax liabilities are realized or future earnings are considered likely.

15. NON-CASH TRANSACTIONS ELIMINATED FROM CASH FLOWS BARTER TRANSACTIONS ELIMINATED AT JUNE 30:

                                                 1998          1997
                                              ----------  ---------------
Barter accounts                                           $      (15,500)
  Valuation account                                               15,500
Investments - bartered                                            36,706
  Valuation account                                              (36,706)
Investments - bartered, rescinded                               (478,684)
  Valuation account                                            1,572,084
  Amortization                                                   122,000
Accounts payable - barter                                     (1,093,400)
Unearned phone card revenue                                     (341,638)
                                              ----------  ---------------

Barter transaction total                      $           $     (219,638)
                                              ==========  ===============

STOCK TRANSACTIONS ELIMINATED:
                                                   1998             1997
                                              ----------  ---------------
Amortization of debt issue costs              $  12,200
Prepaid interest                                          $       28,000
Shares issued for assets                         29,000
Accrued interest paid with stock                                   5,000
Interest paid with Wilcom stock                                    5,000
Common stock issued                                              133,269
Treasury stock purchased                                          30,000
Expenses paid with stock                        351,050           70,069
Stock issued for convertible debentures, net    123,750           65,200
Conversion of preferred stock                   198,000
Treasury stock canceled                         153,000

16.   OTHER  GAINS  AND  LOSSES

LOSS  ON  DISCONTINUED  OPERATIONS

As previously discussed, during fiscal 1997, ANC abandoned its investments in bartered assets, primarily real estate, including an operating motel and other leased condominium units. Fiscal 1997 operations related to property management consist of the following components:

                                                        1997
                                                     ----------
Revenues                                             $ 272,000
Expenses:
  Operating leases                                     161,000
  Leasehold amortization                               122,000
  Other operating  expenses                            270,000
                                                     ----------
Total expenses                                         553,000
                                                     ----------

Loss on discontinued property management operations  $(281,000)
                                                     ==========

Also included are expenses related to the discontinued barter activity of approximately $20,000 in 1997.

LOSS  ON  ABANDONMENTS

During fiscal 1997, ANC recorded additional losses on assets abandoned. The losses, discussed more specifically in Note 2, consist of losses on tangible personal property of approximately $78,000 and losses on real estate of approximately $1,160,000.

17.     EARNINGS  PER  SHARE

Earnings per share area calculated in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share". The following is a reconciliation of the numerator and denominator of the basic and diluted per share computations for the year ended June 30:

                                                                    1998         1997
                                                                 -----------  -----------
Basic:

Net income (loss) before discontinued operations
  applicable to common stockholders                              $   466,459  $ (651,571)
                                                                 ===========  ===========

Weighted shares                                                   11,026,781   8,903,364
                                                                 ===========  ===========

Basic earnings (loss) per share before discontinued operations   $       .04  $     (.07)
                                                                 ===========  ===========

Diluted:

Net income (loss) before discontinued operations
  applicable to common stockholders                              $   466,459  $ (651,571)
                                                                 ===========  ===========

Weighted shares                                                   11,026,781   8,903,364

Common stock issuable upon conversion of:
  Convertible preferred stock                                      1,098,900
  10% Convertible debentures                                         314,613
                                                                 -----------

Dilute shares outstanding                                         12,440,294   8,903,364
                                                                 ===========  ===========

Dilute earnings (loss) per share before discontinued operations  $       .04  $     (.07)
                                                                 ===========  ===========




Warrants to purchase shares at $1.05 per share were outstanding during fiscal 1998 but were not included in the computation of diluted earnings per share because the warrant price was greater than the average market price of the common shares. Also, common shares issuable upon conversion of the convertible notes payable that were outstanding during fiscal 1998 were also not included because the interest per common share obtainable on conversion exceeded basic earnings per share. Both the warrants and convertible notes payable are outstanding at June 30, 1998.


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